Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2021

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements for the three-month period ended September 30, 2021, presented comparatively

Legal information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 89, beginning on July 1, 2021

Legal address: Carlos Della Paolera 261, 9rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate, agricultural, commercial and financial activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: Ordinary and Extraordinary General Assembly of October 29, 2018 registered in the General Inspection of Justice on January 8, 2019 under Number 541 of Book 93 T- of Stock Companies.

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Stock: 591,659,554 common shares

Common stock subscribed, issued and paid up nominal value (millions of ARS): 592

Control Group: Eduardo S. Elsztain directly and through Inversiones Financieras del Sur S.A., Turismo Investment S.A. and Consultores Venture Capital Uruguay S.A.

Legal addresses: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (IFISA) - Cambara 1620, 2nd floor, office 202, Carrasco, 11000 Montevideo, Uruguay (Agroinvesment S.A.)

Parent companies' activity: Investment

Direct and indirect participation of the Control Group over the capital: 215,998,867 shares

Voting stock (direct and indirect equity interest): 36.65% (*)

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of ARS)
Ordinary certified shares of ARS 1 face value and 1 vote each	591,659,554 (**)	592

(*) For computation purposes, treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary of terms

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	National Securities Commission
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2019
CPF	Collective Promotion Funds
Gav-Yam	Gav-Yam, Bayside Land Corporation Ltd
IBC	Israel Broadband Company
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IPC	Consumer's price index
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
ISPRO	ISPRO the Israel properties rental Corp. Ltd.
Israir	Israir Airlines & Tourism Ltd.
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate Ltd.
Quality	Quality Invest S.A.
RECPAM	Result from exposure to changes in the purchasing power of the currency
Shufersal	Shufersal Ltd.
TASE	Tel Aviv Stock Exchange

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2021 and June 30, 2021
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.21	06.30.21
ASSETS
Non-current assets
Investment properties	8	200,134	208,838
Property, plant and equipment	9	42,719	43,839
Trading properties	10	1,804	1,797
Intangible assets	11	3,108	3,268
Right-of-use assets	12	4,481	4,652
Biological assets	13	3,192	3,548
Investment in associates and joint ventures	7	14,538	14,206
Deferred income tax assets	21	651	539
Income tax and MPIT credits		32	38
Restricted assets	15	287	221
Trade and other receivables	16	10,133	11,710
Investment in financial assets	15	791	1,443
Derivative financial instruments	15	15	82
Total non-current assets		281,885	294,181
Current assets
Trading properties	10	125	125
Biological assets	13	4,944	7,342
Inventories	14	10,089	11,678
Income tax and MPIT credits		153	179
Group of assets held for sale	4	761	-
Trade and other receivables	16	22,249	24,832
Investment in financial assets	15	2,063	1,545
Derivative financial instruments	15	327	692
Cash and cash equivalents	15	27,196	30,084
Total current assets		67,907	76,477
TOTAL ASSETS		349,792	370,658
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		35,515	35,458
Non-controlling interest		77,826	80,265
TOTAL SHAREHOLDERS' EQUITY		113,341	115,723
LIABILITIES
Non-current liabilities
Borrowings	20	82,859	80,031
Deferred income tax liabilities	21	85,230	89,864
Trade and other payables	18	2,505	2,459
Provisions	19	380	425
Income tax and MPIT liabilities		1,367	-
Derivative financial instruments	15	99	51
Lease liabilities		4,275	4,991
Payroll and social security liabilities		137	148
Total non-current liabilities		176,852	177,969
Current liabilities
Trade and other payables	18	19,598	21,403
Borrowings	20	35,118	49,653
Provisions	19	156	165
Payroll and social security liabilities		1,275	1,625
Income tax and MPIT liabilities		1,256	1,198
Lease liabilities		1,728	1,741
Derivative financial instruments	15	468	1,181
Total Current liabilities		59,599	76,966
TOTAL LIABILITIES		236,451	254,935
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		349,792	370,658

The accompanying notes are an integral part of these Financial Statements.

Company Name Cresud S.AC.I.F.y.A.

By:	/s/ Saul Zang
Name Saul Zang
Title Vicepresident I

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the three-month periods ended September 30, 2021 and 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.21	09.30.20
Revenues	22	17,196	12,053
Costs	23	(13,480)	(10,128)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		2,124	1,035
Changes in the net realizable value of agricultural products after harvest		(129)	804
Gross profit		5,711	3,764
Net (loss)/ gain from fair value adjustment of investment properties		(6,463)	36,099
Gain from disposal of farmlands		-	124
General and administrative expenses	24	(1,436)	(1,429)
Selling expenses	24	(1,166)	(1,574)
Other operating results, net	25	976	449
Management fees		(195)	(716)
(Loss)/ profit from operations		(2,573)	36,717
Share of (loss)/ profit of associates and joint ventures	7	(207)	202
(Loss)/ profit before financial results and income tax		(2,780)	36,919
Finance income	26	80	328
Finance cost	26	(3,033)	(4,301)
Other financial results	26	5,447	(65)
Inflation adjustment	26	516	138
Financial results, net	26	3,010	(3,900)
Profit before income tax		230	33,019
Income tax	21	2,608	(12,161)
Profit for the period from continuing operations		2,838	20,858
Loss for the period from discontinued operations	31	-	(9,382)
Profit for the period		2,838	11,476

Other comprehensive (loss)/ income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive loss from subsidiaries		(5,052)	(5,995)
Revaluation of fixed assets transferred to investment properties		-	538
Other comprehensive loss for the period from continuing operations		(5,052)	(5,457)
Other comprehensive loss for the period from discontinued operations		-	(7,309)
Total other comprehensive loss for the period		(5,052)	(12,766)
Total comprehensive loss for the period		(2,214)	(1,290)
Total comprehensive (loss)/ income from continuing operations		(2,214)	15,401
Total comprehensive loss from discontinued operations		-	(16,691)
Total comprehensive loss from the period		(2,214)	(1,290)
Profit for the period attributable to:
Equity holders of the parent		2,040	4,411
Non-controlling interest		798	7,065
Profit from continuing operations attributable to:
Equity holders of the parent		2,040	8,822
Non-controlling interest		798	12,036
Total comprehensive income/(loss) attributable to:
Equity holders of the parent		40	1,055
Non-controlling interest		(2,254)	(2,345)
Profit for the period per share attributable to equity holders of the parent:
Basic		4.82	8.84
Diluted		4.08	8.57
Profit per share from continuing operations attributable to equity holders of the parent:
Basic		4.82	17.68
Diluted		4.08	17.13

The accompanying notes are an integral part of these Financial Statements.

Company Name Cresud S.AC.I.F.y.A.

By:	/s/ Saul Zang
Name Saul Zang
Title Vicepresident I

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2021
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (iii)	Other reserves (iv)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2021	589	2	16,403	1,610	20,741	149	786	1,263	4,477	(10,562)	35,458	80,265	115,723
Profit for the period	-	-	-	-	-	-	-	-	-	2,040	2,040	798	2,838
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(2,000)	-	(2,000)	(3,052)	(5,052)
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	-	(2,000)	2,040	40	(2,254)	(2,214)
Exercise of warrants (ii)	-	-	-	-	2	-	-	-	-	-	2	1	3
Changes in non-controlling interest	-	-	-	-	-	-	-	-	14	-	14	7	21
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	(204)	(204)
Share based payment reserve	-	-	-	-	-	-	-	-	6	-	6	-	6
Other changes in shareholders' equity	-	-	-	-	-	-	-	-	(5)	-	(5)	5	-
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	6	6
Balance as of September 30, 2021	589	2	16,403	1,610	20,743	149	786	1,263	2,492	(8,522)	35,515	77,826	113,341

(i) Includes ARS 2 of Inflation adjustment of treasury shares. See Note 19 to the Annual Financial Statements.
(ii) See Note 19 to the Annual Financial Statements
(iii) Related to CNV General Resolution N° 609/12.
(iv) Group’s other reserves for the period ended September 30, 2021 are comprised as follows:

	Cost of treasury shares	Changes in non-controlling interest	Revaluation surplus	Reserve for currency translation adjustment	Reserve shared-based compensation	Other comprehensive results from subsidiaries	Other reserves from subsidiaries	Total other reserves
Balance as of June 30, 2021	(243)	(4,989)	262	6,484	284	1,978	701	4,477
Other comprehensive loss for the period	-	-	-	(2,000)	-	-	-	(2,000)
Total comprehensive loss for the period	-	-	-	(2,000)	-	-	-	(2,000)
Changes in non-controlling interest	-	14	-	-	-	-	-	14
Reserve for share-based payments	-	-	-	-	-	-	6	6
Other changes in shareholders' equity	-	-	-	(5)	-	-	-	(5)
Balance as of September 30, 2021	(243)	(4,975)	262	4,479	284	1,978	707	2,492

The accompanying notes are an integral part of these Financial Statements.

Company Name Cresud S.AC.I.F.y.A.

By:	/s/ Saul Zang
Name Saul Zang
Title Vicepresident I

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2020	499	3	16,383	17,386	149	613	1,263	1,653	3,350	41,299	159,209	200,508
Profit for the period	-	-	-	-	-	-	-	-	4,411	4,411	7,065	11,476
Other comprehensive loss for the period	-	-	-	-	-	-	-	(3,356)	-	(3,356)	(9,410)	(12,766)
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	(3,356)	4,411	1,055	(2,345)	(1,290)
Changes in non-controlling interest	-	-	-	-	-	-	-	17	-	17	(70)	(53)
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(30)	(30)
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	(68,322)	(68,322)
Other changes in equity	-	-	-	-	-	-	-	5,620	-	5,620	4,878	10,498
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	6	6
Balance as of September 30, 2020	499	3	16,383	17,386	149	613	1,263	3,934	7,761	47,991	93,326	141,317

(i) Includes ARS 2 of Inflation adjustment of treasury shares. See Note 19 to the Annual Financial Statements.
(ii) Related to CNV General Resolution N° 609/12.
(iii) Group’s other reserves for the period ended September 30, 2020 are comprised as follows:

	Cost of treasury shares	Changes in non-controlling interest	Revaluation surplus	Reserve for currency translation adjustment	Reserve shared-based compensation	Other comprehensive results from subsidiaries	Other reserves from subsidiaries	Total other reserves
Balance as of June 30, 2020	(243)	(5,407)	2,113	4,898	811	(772)	253	1,653
Other comprehensive loss for the period	-	-	-	(3,329)	-	(27)	-	(3,356)
Total comprehensive loss for the period	-	-	-	(3,329)	-	(27)	-	(3,356)
Changes in non-controlling interest	-	17	-	-	-	-	-	17
Other changes in equity	-	(49)	-	4,780	-	999	(110)	5,620
Balance as of September 30, 2020	(243)	(5,439)	2,113	6,349	811	200	143	3,934

The accompanying notes are an integral part of these Financial Statements.

Company Name Cresud S.AC.I.F.y.A.

By:	/s/ Saul Zang
Name Saul Zang
Title Vicepresident I

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-month periods ended September 30, 2021 and 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.21	09.30.20
Operating activities:
Net cash generated from operating activities before income tax paid	17	9,140	3,210
Income tax paid		(6)	(5)
Net cash generated from continuing operating activities		9,134	3,205
Net cash generated from discontinued operating activities		-	3,408
Net cash generated from operating activities		9,134	6,613
Investing activities:
Capital contributions to associates and joint ventures		(29)	(12)
Acquisition and improvement of investment properties		(370)	(1,096)
Proceeds from sales of investment properties		238	14,762
Acquisitions and improvements of property, plant and equipment		(922)	(501)
Financial advances		-	(5)
Acquisition of intangible assets		(13)	(17)
Proceeds from sales of property, plant and equipment		3	5
Dividends collected from associates and joint ventures		-	23
Acquisitions of investments in financial assets		(1,650)	(9,048)
Proceeds from disposal of investments in financial assets		2,418	9,010
Interest collected from financial assets		130	169
Net cash (used in)/ generated from continuing investing activities		(195)	13,290
Net cash generated from discontinued investing activities		-	48,522
Net cash (used in)/ generated from investing activities		(195)	61,812
Financing activities:
Borrowings and issuance of non-convertible notes		5,795	8,317
Payment of borrowings and non-convertible notes		(9,311)	(32,661)
Obtaining of short term loans, net		(1,053)	3,128
Interest paid		(4,200)	(5,470)
Repurchase of non-convertible notes		(452)	(101)
Acquisition of non-controlling interest in subsidiaries		-	(81)
Proceeds from sales of non-controlling interest in subsidiaries		9	800
Dividends paid to non-controlling interest in subsidiaries		(204)	-
Proceeds from derivative financial instruments		(15)	(195)
Share capital increase due to exercise of warrants		4	-
Net cash used in continuing financing activities		(9,427)	(26,263)
Net cash used in discontinued financing activities		-	(19,846)
Net cash used in financing activities		(9,427)	(46,109)
Net decrease in cash and cash equivalents from continuing activities		(488)	(9,768)
Net increase in cash and cash equivalents from discontinued activities		-	32,084
Net (decrease)/ increase in cash and cash equivalents		(488)	22,316
Cash and cash equivalents at beginning of the period	15	30,084	165,663
Foreign exchange loss in cash and changes in fair value of cash equivalents		(2,400)	(8,998)
Deconsolidation		-	(158,820)
Cash and cash equivalents at the end of the period		27,196	20,161

  The accompanying notes are an integral part of these Financial Statements.

Company Name Cresud S.AC.I.F.y.A.

By:	/s/ Saul Zang
Name Saul Zang
Title Vicepresident I

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (Amounts in millions, except otherwise indicated)

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders of the Company are jointly Inversiones Financieras del Sur S.A. and Turismo Investment S.A. Both entities are companies incorporated in Uruguay and belong to the same controlling group and ultimate beneficiary.

The Board of Directors has approved these Financial Statements for issuance on November 10, 2021.

As of September 30, 2021, the Group operates in two major business lines: (i) agricultural business and (ii) urban property and investment business, which, with the acquisition of IDBD, was in turn divided into two centers of operations: (a) Argentina Operations Center and (b) Israel Operations Center. With the loss of control of the Israel Operations Center and its deconsolidation, as indicated in Note 1 to the Consolidated Financial Statements as of June 30, 2021, as of October 1, 2020, the Group manages its operations at through a single operations center, therefore, the results of said company as of September 30, 2020 are disclosed in discontinued operations.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2021 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These Financial Statements for the interim periods of three months ended September 30, 2021 and 2020 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the period ended September 30, 2021, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

As of September 30, 2021 (accumulated three months)
Price variation	9%

As a consequence of the aforementioned, these financial statements as of September 30, 2021 were restated in accordance with IAS 29.

2.2
Accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3
Comparability of information

Balance items as of June 30, 2021 and September 30, 2020 presented in these Financial Statements for comparative purposes arise from the financial statements as of and for such period, restated in accordance with IAS 29 (See Note 2.1). Certain items from prior periods have been reclassified for consistency purposes regarding the sale of Carnes Pampeanas. See Note 1 and 6 to these Financial Statements.

See Note 32 for information on the context in which the Group operates.

2.4
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements, except for those mentioned in Note 32.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since March in the case of corn and soybean, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle production tend to be more stable. However, beef cattle production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Urban properties and investments business

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the three-month period ended September 30, 2021 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2021, are detailed in Note 4 to the Annual Financial Statements.

Agricultural business

Rio do Meio Farm

On September 1, 2021, the Company entered into a Purchase and Sale Commitment Agreement in a total area of 4,573 hectares (2,859 usable hectares) of Finca Rio do Meio, a rural property located in the Municipality of Correntina - BA, for the amount of 250 bags of soybeans per useful hectare, equivalent to R ARS 130. The payment will be made in 13 installments, the first in the form of an advance and the rest divided into 12 semi-annual payments due in June and October, with the last installment on 10 October 2027.

Despite the signing of the agreement and disclosure of the transaction, the income from the sale of the farm is not recognized in these financial statements, since the Purchase Agreement conditions the transfer of ownership of the promised area to the full payment of the first installment. , consisting of 3 equal parts on September 20, 2021, November 15, 2021 and December 30, 2021. The first payment in the amount of R ARS 6 was made on the due date and was recorded as Customer Advances. In the period in which the Company remains in possession of the property, it will continue to be classified on the balance sheet as an asset held for sale.

In addition, the Company assumed the obligation to obtain ASV (Vegetation Suppression Authorization) in an area of 371 hectares, with payment set at 100 bags of soybeans per hectare, which will be linked to said authorization. This amount will be distributed proportionally to the installments due after the sale.

Therefore, the property was reclassified as an asset held for sale for an amount of ARS 761.

Urban property business and investments

For sale plots of real estate in Hudson

On August 2, 2021, our subsidiary IRSA CP signed the sales ticket for several plots of the property called Casonas located in Hudson, Berazategui district. The total of the operation was USD 0.6.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Sale of Mariano Acosta and Merlo Plots

On August 9, 2021, the sales ticket for Mariano Acosta Plot was signed for a total amount of USD 0.7. With the signing of the ticket, the amount of USD 0.5 was received and the remaining balance of USD 0.2 at the signing of the deed.

On August 9, 2021, the sales ticket for Merlo Plot was signed for a total amount of USD 0.7. With the signing of the ticket, the amount of USD 0.5 was received and the remaining balance of USD 0.2 at the signing of the deed.

Hotel portfolio sale agreement - Condor

On September 22, 2021, Condor Hospitality Trust S.A. (“Condor”) has signed a sale agreement for its portfolio of 15 hotels in the United States with B9 Cowboy Mezz A LLC, an affiliate of Blackstone Real Estate Partners.

In this context, Condor announced a Liquidation and Dissolution Plan with the intention of distributing certain net proceeds from the sale of the hotel portfolio to shareholders in one or more installments.

The sale agreement and the implementation of the Liquidation Plan are subject to the approval of the Condor Shareholders' Meeting.

As of the date of presentation of these financial statements, the Company owns, directly and indirectly, 3,191,213 ordinary shares representing 21.7% of the capital stock.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2021 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities, (either measured at fair value or amortized cost), except as mentioned in Note 32.

6.
Segment information

As explained in Note 6 to the Annual Consolidated Financial Statements, segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business.

Below is a summary of the Group’s business units and a reconciliation between the operating income according to segment information and the operating income of the Statement of Income and Other Comprehensive Income of the Group for the periods ended September 30, 2021 and 2020:

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the period ended September 30, 2021:

		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income / Financial Position
Revenues	12,878	3,430	16,308	(24)	985	(73)	17,196
Costs	(11,723)	(748)	(12,471)	16	(1,025)	-	(13,480)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,106	-	2,106	-	-	18	2,124
Changes in the net realizable value of agricultural products after harvest	(129)	-	(129)	-	-	-	(129)
Gross profit	3,132	2,682	5,814	(8)	(40)	(55)	5,711
Net loss from fair value adjustment of investment properties	(33)	(6,545)	(6,578)	115	-	-	(6,463)
General and administrative expenses	(701)	(759)	(1,460)	2	-	22	(1,436)
Selling expenses	(842)	(337)	(1,179)	(1)	-	14	(1,166)
Other operating results, net	720	239	959	1	16	-	976
Management fees	-	-	-	-	(195)	-	(195)
Profit / (Loss) from operations	2,276	(4,720)	(2,444)	109	(219)	(19)	(2,573)
Share of loss of associates and joint ventures	(49)	(80)	(129)	(76)	-	(2)	(207)
Segment profit / (loss)	2,227	(4,800)	(2,573)	33	(219)	(21)	(2,780)
Reportable assets	64,660	218,100	282,760	(1,557)	-	68,589	349,792
Reportable liabilities	-	-	-	-	-	(236,451)	(236,451)
Net reportable assets	64,660	218,100	282,760	(1,557)	-	(167,862)	113,341

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the period ended September 30, 2020:

		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income / Financial Position
Revenues	10,040	1,857	-	1,857	11,897	(12)	617	(449)	12,053
Costs	(8,455)	(993)	-	(993)	(9,448)	21	(701)	-	(10,128)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,009	-	-	-	1,009	-	-	26	1,035
Changes in the net realizable value of agricultural products after harvest	804	-	-	-	804	-	-	-	804
Gross profit	3,398	864	-	864	4,262	9	(84)	(423)	3,764
Net gain from fair value adjustment of investment properties	70	37,305	-	37,305	37,375	(1,276)	-	-	36,099
Gain from disposal of farmlands	124	-	-	-	124	-	-	-	124
General and administrative expenses	(452)	(997)	-	(997)	(1,449)	1	-	19	(1,429)
Selling expenses	(903)	(687)	-	(687)	(1,590)	1	-	15	(1,574)
Other operating results, net	425	(26)	-	(26)	399	2	45	3	449
Management fees	-	-	-	-	-	-	(716)	-	(716)
Profit from operations	2,662	36,459	-	36,459	39,121	(1,263)	(755)	(386)	36,717
Share of profit of associates and joint ventures	(20)	(720)	-	(720)	(740)	942	-	-	202
Segment profit	2,642	35,739	-	35,739	38,381	(321)	(755)	(386)	36,919
Reportable assets	59,919	282,530	2,133	284,663	344,582	(920)	-	(136,510)	207,152
Reportable liabilities	-	-	(3,591)	(3,591)	(3,591)	-	-	(150,301)	(153,892)
Net reportable assets	59,919	282,530	(1,458)	281,072	340,991	(920)	-	(286,811)	53,260

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Includes ARS (40) and ARS (84) corresponding to Expenses and FPC as of September 30, 2021 and 2020, respectively.
(iii)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 9 as of September 30, 2021.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

			09.30.21
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	10,998	-	-	1,880	12,878
Costs	(10,535)	(15)	-	(1,173)	(11,723)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,106	-	-	-	2,106
Changes in the net realizable value of agricultural products after harvest	(129)	-	-	-	(129)
Gross profit / (loss)	2,440	(15)	-	707	3,132
Net loss from fair value adjustment of investment properties	-	(33)	-	-	(33)
General and administrative expenses	(420)	(2)	(189)	(90)	(701)
Selling expenses	(665)	-	-	(177)	(842)
Other operating results, net	280	395	-	45	720
Profit / (loss) from operations	1,635	345	(189)	485	2,276
Share of profit/ (loss) of associates and joint ventures	3	-	-	(52)	(49)
Segment profit / (loss)	1,638	345	(189)	433	2,227
Investment properties	9,514	-	-	-	9,514
Property, plant and equipment	34,856	290	-	133	35,279
Investments in associates	656	-	-	238	894
Other reportable assets	13,022	761	-	5,190	18,973
Reportable assets	58,048	1,051	-	5,561	64,660

			09.30.20
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	8,754	-	-	1,286	10,040
Costs	(7,508)	(12)	-	(935)	(8,455)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,009	-	-	-	1,009
Changes in the net realizable value of agricultural products after harvest	804	-	-	-	804
Gross profit / (loss)	3,059	(12)	-	351	3,398
Net gain from fair value adjustment of investment properties	-	70	-	-	70
Gain from disposal of farmlands	-	124	-	-	124
General and administrative expenses	(317)	(2)	(87)	(46)	(452)
Selling expenses	(813)	-	-	(90)	(903)
Other operating results, net	(1,668)	2,013	-	80	425
Profit / (loss) from operations	261	2,193	(87)	295	2,662
Share of loss of associates and joint ventures	(12)	-	-	(8)	(20)
Segment profit / (loss)	249	2,193	(87)	287	2,642
Investment properties	7,463	-	-	-	7,463
Property, plant and equipment	34,380	293	-	95	34,768
Investments in associates	624	-	-	454	1,078
Other reportable assets	9,807	-	-	6,803	16,610
Reportable assets	52,274	293	-	7,352	59,919

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(II)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina:

	09.30.21
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	2,225	716	-	473	2	-	14	3,430
Costs	(274)	(48)	(31)	(299)	(7)	-	(89)	(748)
Gross profit / (loss)	1,951	668	(31)	174	(5)	-	(75)	2,682
Net (loss) / gain from fair value adjustment of investment properties (i)	(3,698)	(1,769)	(1,244)	-	3	-	163	(6,545)
General and administrative expenses	(312)	(94)	(78)	(113)	(12)	(115)	(35)	(759)
Selling expenses	(208)	(47)	(36)	(44)	-	-	(2)	(337)
Other operating results, net	26	19	185	(3)	4	-	8	239
(Loss) / Profit from operations	(2,241)	(1,223)	(1,204)	14	(10)	(115)	59	(4,720)
Share of profit/ (loss) of associates and joint ventures	-	-	-	-	328	-	(408)	(80)
Segment (loss) / profit	(2,241)	(1,223)	(1,204)	14	318	(115)	(349)	(4,800)
Investment and trading properties	56,144	82,436	59,670	-	109	-	2,483	200,842
Property, plant and equipment	307	1,441	-	2,766	-	9	-	4,523
Investment in associates and joint ventures	-	-	-	-	2,871	-	7,236	10,107
Other reportable assets	161	158	2,129	31	-	-	149	2,628
Reportable assets	56,612	84,035	61,799	2,797	2,980	9	9,868	218,100

(i) For the three-month period ended September 30, 2021, the net loss from fair value adjustment of investment properties was ARS 6,463. The net impact of the values in Argentine Pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

(a)
loss of ARS 3,185.6 due to the variation of the projected revenue growth rate and to the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow;
(b)
Positive impact of ARS 1,525.5 as a result of the conversion into pesos of the value of shopping centers in dollars based on the exchange rate at the end of the period
(c)
An increase of 30 basis points in the discount rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of ARS1,280.1.
(d)
Additionally, due to the impact of the inflation adjustment, ARS 16,615.0 were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.
(e)
The value of our office buildings and other rental properties measured in real terms decreased 2.4% during the three-month period ended September 30, 2021, mainly due to the implicit exchange rate.

	09.30.20
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	560	825	59	9	401	-	3	1,857
Costs	(204)	(71)	(148)	(195)	(337)	-	(38)	(993)
Gross profit / (loss)	356	754	(89)	(186)	64	-	(35)	864
Net gain from fair value adjustment of investment properties	1,796	19,293	15,393	-	3	-	820	37,305
General and administrative expenses	(500)	(133)	(101)	(87)	(26)	(120)	(30)	(997)
Selling expenses	(111)	(56)	(465)	(29)	(24)	-	(2)	(687)
Other operating results, net	(28)	2	(9)	12	-	-	(3)	(26)
Profit / (Loss) from operations	1,513	19,860	14,729	(290)	17	(120)	750	36,459
Share of loss of associates and joint ventures	-	-	(12)	-	(589)	-	(119)	(720)
Segment profit / (loss)	1,513	19,860	14,717	(290)	(572)	(120)	631	35,739
Investment and trading properties	82,524	109,819	66,933	-	157	-	3,027	262,460
Property, plant and equipment	351	265	-	3,158	-	9	-	3,783
Investment in associates and joint ventures	-	-	861	-	2,716	-	10,905	14,482
Other reportable assets	179	201	1,233	36	-	-	156	1,805
Reportable assets	83,054	110,285	69,027	3,194	2,873	9	14,088	282,530

Below is an analysis of the business lines of the Group's Israel Operations Center, where only assets and liabilities as of September 30, 2020 are shown:

	09.30.20
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Reportable assets	-	-	-	-	2,133	-	2,133
Reportable liabilities	-	-	-	-	(3,591)	-	(3,591)
Net reportable assets	-	-	-	-	(1,458)	-	(1,458)

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the three-month period ended September 30, 2021 and for the year ended June 30, 2021 were as follows:

	09.30.21	06.30.21
Beginning of the period / year	14,191	123,288
Share capital increase and contributions	604	46
Decrease of interest in associates and joint ventures (iv)	-	(47,927)
Share of loss	(205)	(3,377)
Other comprehensive loss	(81)	(4,078)
Dividends	-	(99)
Deconsolidation (ii)	-	(52,940)
Impairment (iii)	(2)	(684)
Others	22	(38)
End of the period / year (i)	14,529	14,191

(i)
As of September 30, 2021, and June 30, 2021 includes ARS (9) and (15) reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 19).
(ii)
See Note 4 to the consolidated Financial Statements.
(iii)
Corresponds to the investment of TGLT S.A. (see Note 4 to the annual Financial Statements).
(iv)
Corresponds to the sale of the remaining interest of Shufersal in July 2020.

Below is additional information about the Group’s investments in associates and joint ventures:

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive loss
Name of the entity	09.30.21	06.30.21	09.30.21	06.30.21	09.30.21	09.30.20

New Lipstick	49.96%	49.96%	226	238	(4)	(503)
BHSA	29.91%	29.91%	5,499	5,859	(359)	(91)
Condor	21.70%	18.89%	2,564	1,770	331	(84)
TGLT S.A.	27.82%	27.82%	1,001	1,024	(23)	(59)
Quality	50.00%	50.00%	3,154	3,199	(72)	948
La Rural S.A.	50.00%	50.00%	178	185	(6)	24
Cresca S.A.	50.00%	50.00%	30	32	(1)	-
Other associates and joint ventures	-	-	1,877	1,884	(71)	(2,944)
Total associates and joint ventures			14,529	14,191	(205)	(2,709)

				Last financial statement issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	Loss for the period	Shareholders' equity
New Lipstick	U.S.	Real estate	N/A	-	(*) (0)	(*) (41)
BHSA	Argentina	Financing	448,689,072	(**) 1.500	(**) (685)	(**) 18.145
Condor	U.S.	Hotel	2,245,100	(*) 232	(*) (125)	(*) 119
TGLT S.A.	Argentina	Real estate	257,320,997	925	(82)	4,635
Quality	Argentina	Real estate	225,146,012	406	(144)	6,206
La Rural S.A.	Argentina	Organization of events	714,498	1	(2)	101

(*) Amounts expressed in dollars under USGAAP. Condor closes its fiscal year on June 30, for this reason the Group calculates its participation with a lag of 3 months including material adjustments, if any.
(**)
Information as of September 30, 2021 according to NIIF.

Puerto Retiro (joint venture):

There have been no changes to what was informed in Note 8 to the Annual Financial Statements.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2021 and for the year ended June 30, 2021 were as follows:

	Leased out farmland	Rental properties	Underdeveloped parcels of land	Properties under development	Others	Total as of 09.30.21	Total as of 06.30.21
Fair value at the beginning of the period / year	12,023	133,818	59,212	3,627	158	208,838	377,803
Additions	-	223	3	260	-	486	1,129
Capitalized leasing costs	-	5	-	-	-	5	24
Amortization of capitalized leasing costs (i)	-	(5)	-	-	-	(5)	(14)
Transfers	-	-	-	-	-	-	(993)
Reclassifications from/ to property, plant and equipment	(1,387)	-	-	-	-	(1,387)	(1,432)
Deconsolidation	-	-	-	-	-	-	(128,459)
Disposals	-	(12)	(233)	-	-	(245)	(23,415)
Currency translation adjustment	(1,088)	(7)	-	-	-	(1,095)	(13,350)
Net (loss)/ gain from fair value adjustment	(33)	(5,168)	(1,244)	(26)	8	(6,463)	(2,455)
Fair value at the end of the period / year	9,515	128,854	57,738	3,861	166	200,134	208,838

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 24).

The following amounts have been recognized in the Statements of Income:

	09.30.21	09.30.20
Rental and services income	4,041	2,082
Direct operating expenses	(1,527)	1,304
Development expenses	(32)	33
Net realized (loss)/ gain from fair value adjustment of investment properties	(6,585)	27,936
Net unrealized gain from fair value adjustment of investment properties (i)(ii)	122	8,163

(i)
As of September 30, 2021 includes ARS 18 for the sale of Casona Hudson, ARS 55 for the sale of the Merlo Land and ARS 49 for the sale of the Mariano Acosta Land. As of September 30, 2020, it comprises ARS 2,732 for the sale of Torre Boston and ARS 5,431 for the sale of Bouchard 710.
(ii)
As of September 30, 2021 correspond (ARS 99) to the result for changes in the fair value realized for the period ((ARS 68) for the sale of Casona Hudson, (ARS 15) for the sale of the Merlo Land and (ARS 16 ) for the sale of the Mariano Acosta Land) and ARS 221 for the result of changes in fair value made in previous years (ARS 86 for the sale of Casona Hudson, ARS 70 for the sale of the Merlo Land and ARS 65 for the sale of the Mariano Acosta Land). As of September 30, 2020, ARS 285 corresponds to the result for changes in the fair value realized for the period (ARS 797 for the sale of Torre Boston and (ARS 512) for the sale of Bouchard 710) and ARS 7,878 for the result for changes in the fair value realized in previous period (ARS 1,935 for the sale of Torre Boston and ARS 5,943 for the sale of Bouchard 710).

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques. The Group has reassessed the assumptions September 30, 2021, considering the market conditions existing at that date due to the pandemic described in Note 32, incorporating the effect of the variation in the exchange rate in other assets denominated in US Dollars.

Costa Urbana –former Solares de Santa María– Costanera Sur, Buenos Aires City (IRSA)

The Company owns an important property of more than 70 hectares, which was acquired in 1997, facing the Río de la Plata on the Costanera Sur, south of Puerto Madero, 10 minutes from downtown Buenos Aires, originally called “Solares de Santa María” which was renamed “Costa Urbana”. The Company intends to create a mixed-use development including residential complexes, offices, stores, hotels, sports clubs and service areas (schools, supermarkets and parking spaces).

After some unsuccessful approval attempts with the City of Buenos Aires Government and its Legislature, and after new negotiations carried out in recent years, the Company has signed a new agreement with the Executive Power of the City of Buenos Aires under the “Urban Agreement” modality framed within Decree No. 475 published on December 30, 2020, by means of which it approved the regulation of article 10.9. “Urban Agreements” of Law No. 6099 (text consolidated by Law No. 6347). According to article 10.9 of the Urban Code, these agreements are contracts entered into between the owner of a land/property and the Executive Power, which imply a regulatory change that must be approved by the City of Buenos Aires Legislature. Under this modality, a new urbanization project was proposed, in which more than 67% of the property’s surface is destined for public use, maintaining the original Total Occupancy Factor (“FOT 1”) that implies a capacity to develop more than 895,000 sqm. The Bill was raised for treatment in the first reading on the Legislature premises and it was approved without abstentions on August 19, 2021 by 36 votes out of a total of 55. As part of the approval process, the non-binding Public Hearing was held from October 15, 2021 to November 8, 2021 and is pending the treatment in second reading for final legislative approval.

The accounting valuation as of September 30, 2021 does not reflect any of these potential changes, valuing the land with the same methodology and assumptions as in previous years.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2021 and for the year ended June 30, 2021 were as follows:

	Owner occupied farmland	Bearer plant	Buildings and facilities	Machinery and equipment	Others	Total as of 09.30.21	Total as of 06.30.21
Accumulated depreciation	(2,857)	(1,339)	(3,845)	(2,851)	(942)	(11,834)	(157,780)
Net book amount at the beginning of the period / year	33,778	1,495	7,467	324	775	43,839	98,414

Additions	688	54	39	21	121	923	3,694
Disposals	(137)	-	(1)	(1)	(8)	(147)	(922)
Deconsolidation	-	-	-	-	-	-	(52,444)
Currency translation adjustment	(1,857)	(137)	(34)	-	(42)	(2,070)	(4,715)
Transfers to assets held for sale	(787)	-	-	-	-	(787)	-
Transfers	1,387	-	-	-	-	1,387	4,399
Depreciation charges (i)	(106)	(233)	(90)	(31)	34	(426)	(4,587)
Balances at the end of the period / year	32,966	1,179	7,381	313	880	42,719	43,839
Costs	35,929	2,751	11,316	3,195	1,788	54,979	55,673
Accumulated depreciation	(2,963)	(1,572)	(3,935)	(2,882)	(908)	(12,260)	(11,834)
Net book amount at the end of the period / year	32,966	1,179	7,381	313	880	42,719	43,839

(i)
As of September 30, 2021, the depreciation charge has been charged to the line "Costs" for ARS 91, "General and administrative expenses" for ARS 49 and "Selling expenses" for ARS 1, in the Statement of Income and Other Comprehensive Income. (Note 24), ARS 285 was capitalized as part of the cost of biological assets.

10.
Trading properties

Changes in the Group’s trading properties for the three-month period ended September 30, 2021 and for the year ended June 30, 2021 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total as of 09.30.21	Total as of 06.30.21
Beginning of the period / year	133	875	914	1,922	11,773
Additions	-	44	1	45	880
Currency translation adjustment	-	(38)	-	(38)	(758)
Deconsolidation	-	-	-	-	(8,404)
Disposals	-	-	-	-	(1,569)
End of the period / year	133	881	915	1,929	1,922
Non-current				1,804	1,797
Current				125	125
Total				1,929	1,922

11.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2021 and for the year ended June 30, 2021 were as follows:

	Goodwill	Information systems and software	Contracts and others	Total as of 09.30.21	Total as of 06.30.21
Costs	422	1,132	3,130	4,684	103,071
Accumulated amortization	-	(844)	(572)	(1,416)	(56,796)
Net book amount at the beginning of the period / year	422	288	2,558	3,268	46,275
Additions	-	8	-	8	2,424
Disposals	-	-	(123)	(123)	(121)
Deconsolidation	-	-	-	-	(39,938)
Transfers	-	-	-	-	(2)
Currency translation adjustment	(6)	(2)	-	(8)	(2,711)
Impairment	-	-	-	-	(44)
Amortization charges (i)	-	(33)	(4)	(37)	(2,615)
Balances at the end of the period / year	416	261	2,431	3,108	3,268
Costs	416	1,138	3,007	4,561	4,684
Accumulated amortization	-	(877)	(576)	(1,453)	(1,416)
Net book amount at the end of the period / year	416	261	2,431	3,108	3,268

(i)
As of September 30, 2021, Amortization charge was recognized in the amount of ARS 13 under "Costs", in the amount of ARS 24 under "General and administrative expenses" as of September 30, 2021 in the Statements of Income and Other Comprehensive Income (Note 24).

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

12.
Right-of-use assets

The Group’s right-of-use assets as of September 30, 2021 and June 30, 2021 are the following:

	09.30.21	06.30.21
Farmland	3,475	3,653
Offices, shopping malls and other buildings	14	12
Machinery and equipment	59	68
Others	933	919
Right-of-use assets	4,481	4,652
Non-current	4,481	4,652
Total	4,481	4,652

The depreciation charge of the right-of use-assets is detailed below:

	09.30.21	09.30.20
Farmland	752	390
Others	34	40
Depreciation charge of right-of-use assets (i)	786	430

(i)
As of September 30, 2021, the amortization charge has been allocated ARS 20 within "Costs", ARS 2 in "General and administrative expenses", ARS 763 in "Production cost" and ARS 1 in "Selling expenses" in the Statement of Income and Other Comprehensive Income (Note 24).

13.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy three-month period ended September 30, 2021 and for the year ended June 30, 2021 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale	Other cattle	Others	Total as of 09.30.21	Total as of 06.30.21
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	102	4,133	2,540	4,001	67	47	10,890	7,439
Purchases	-	-	-	107	-	-	107	594
Initial recognition and changes in the fair value of biological assets	-	165	2,238	(284)	(7)	-	2,112	15,797
Decrease due to harvest	-	(5,520)	(3,555)	-	-	-	(9,075)	(31,338)
Sales	-	-	-	(620)	-	-	(620)	(2,604)
Consumes	-	-	-	(3)	-	(2)	(5)	(20)
Costs for the period / year	1,554	1,532	1,629	465	-	-	5,180	21,198
Foreign exchange loss	(17)	(104)	(257)	(75)	-	-	(453)	(176)
Balances at the end of the period / year	1,639	206	2,595	3,591	60	45	8,136	10,890
Non-current (Production)	-	-	-	3,090	57	45	3,192	3,548
Current (Consumable)	1,639	206	2,595	501	3	-	4,944	7,342
Net book amount at the end of the period / year	1,639	206	2,595	3,591	60	45	8,136	10,890

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to ARS (291) and ARS 767 for the three-month period ended September 30, 2021 and for the fiscal year ended June 30, 2021, respectively; amounts of ARS (286) and ARS 1,375, was attributable to price changes, and amounts of ARS (5) and ARS (608), was attributable to physical changes, respectively.

During the three-month period ended September 30, 2021, there have been no transfers between the different hierarchies used to determine the fair value of the Group's biological assets or reclassifications between their categories..

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period) amount to ARS 9,075 and ARS 31,338 for the three-month period ended September 30, 2021 and the year ended June 30, 2021, respectively.

See information on valuation processes used by the entity in Note 14 to the Annual Financial Statements.

As of September 30, 2021, and June 30, 2021, the better and maximum use of biological assets shall not significantly differ from the current use.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

14.
Inventories

Breakdown of Group’s inventories as of September 30, 2021 and June 30, 2021 are as follows:

	09.30.21	06.30.21
Crops	4,823	7,786
Materials and supplies	5,235	3,892
Agricultural inventories	10,058	11,678
Good for resale and supplies	31	-
Total inventories	10,089	11,678

15.
Financial instruments by category

Determining fair values

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 16 to the Annual Financial Statements.

Financial assets and financial liabilities as of September 30, 2021 are as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Level 3	Subtotal financial assets	Non-financial assets	Total
September 30, 2021
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	24,586	-	-	-	24,586	8,914	33,500
Investment in financial assets:
- Public companies’ securities	-	518	-	-	518	-	518
- Bonds	-	1,236	-	-	1,236	-	1,236
- Mutual funds	-	223	-	-	223	-	223
-Others	115	708	-	54	877	-	877
Derivative financial instruments:			-
- Crops options contracts	-	59	-	-	59	-	59
- Crops futures contracts	-	244	-	-	244	-	244
- Foreign-currency options contracts	-	21	-	-	21	-	21
- Foreign-currency future contracts	-	9	9	-	18	-	18
- Swaps	-	-	-	-	-	-	-
Restricted assets (i)	287	-	-	-	287	-	287
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	2,065	-	-	-	2,065	-	2,065
- Short-term investments	-	25,131	-	-	25,131	-	25,131
Total assets	27,053	28,149	9	54	55,265	8,914	64,179

		Financial liabilities at fair value through profit or loss
	Financial liabilities at amortized cost	Level 1	Level 2	Level 3	Subtotal financial liabilities	Non-financial liabilities	Total
September 30, 2021
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	13,719	-	-	-	13,719	8,384	22,103
Borrowings (Note 20)	117,977	-	-	-	117,977	-	117,977
Derivative financial instruments:
- Crops options contracts	-	19	-	-	19	-	19
- Crops futures contracts	-	89	-	-	89	-	89
- Foreign-currency options contracts	-	124	-	-	124	-	124
- Foreign-currency contracts	-	264	-	-	264	-	264
- Swaps	-	26	45	-	71	-	71
Total liabilities	131,696	522	45	-	132,263	8,384	140,647

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2021 were as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Level 3	Subtotal financial assets	Non-financial assets	Total
June 30, 2021
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	27,274	-	-	-	27,274	10,360	37,634
Investment in financial assets:
- Equity securities in public companies	-	1,216	-	-	1,216	-	1,216
- Bonds	-	896	-	-	896	-	896
- Mutual funds	-	42	-	-	42	-	42
- Others	120	662	-	52	834	-	834
Derivative financial instruments:
- Crops futures contracts	-	196	-	-	196	-	196
- Crops options contracts	-	168	-	-	168	-	168
- Foreign-currency options contracts	-	54	-	-	54	-	54
- Foreign-currency future contracts	-	343	-	-	343	-	343
- Others	-	-	13	-	13	-	13
Restricted assets (i)	221	-	-	-	221	-	221
- Cash on hand and at bank	7,118	-	-	-	7,118	-	7,118
- Short-term investments	-	22,966	-	-	22,966	-	22,966
Total assets	34,733	26,543	13	52	61,341	10,360	71,701

		Financial liabilities at fair value through profit or loss
	Financial liabilities at amortized cost	Level 1	Level 2	Subtotal financial liabilities	Non-financial liabilities	Total
June 30, 2021
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	16,903	-	-	16,903	6,959	23,862
Borrowings (Note 20)	129,684	-	-	129,684	-	129,684
Derivative financial instruments:
- Crops futures contracts	-	179	104	283	-	283
- Forward contracts	-	784	-	784	-	784
- Crops options contracts	-	35	-	35	-	35
- Foreign-currency options contracts	-	13	-	13	-	13
- Swaps	-	54	63	117	-	117
Total liabilities	146,587	1,065	167	147,819	6,959	154,778

(i)
Corresponds to deposits in guarantee and escrows

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 20). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2021.

As of September 30, 2021, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group, except for what is mentioned in Note 32.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Promissory note	Theoretical price	Price of the underlying (Market price) and volatility of the share (historical) and market interest rate (Libor Curve).	Level 3	Underlying price 3 to 4. Share volatility 57% to 77%. Market interest rate 0.75% to 1.25%
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Derivative financial instruments – Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

The following table presents the changes in Level 3 instruments as of September 30, 2021 and June 30, 2021:

	Investments in financial assets - Others	Total as of 09.30.21	Total as of 06.30.21
Balances at beginning of the period / year	52	52	5,355
Currency translation adjustment	(2)	(2)	(5)
Deconsolidation	-	-	(5,308)
Gain for the period / year (i)	4	4	10
Balances at the end of the period / year	54	54	52

(i) Included within “Financial results, net” in the Statements of Income and Other Comprehensive Income.

16.
Trade and other receivables

Group’s trade and other receivables as of September 30, 2021 and June 30, 2021 are as follows:

	09.30.21	06.30.21
Trade, leases and services receivable	20,680	23,110
Less: allowance for doubtful accounts	(1,118)	(1,092)
Total trade receivables	19,562	22,018
Prepayments	4,033	5,369
Borrowings, deposits and others	3,998	3,977
Contributions pending integration	5	11
Guarantee deposits	1	1
Tax receivables	2,998	2,783
Others	1,785	2,383
Total other receivables	12,820	14,524
Total trade and other receivables	32,382	36,542
Non-current	10,133	11,710
Current	22,249	24,832
Total	32,382	36,542

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

Movements on the Group’s allowance for doubtful accounts were as follows:

	09.30.21	06.30.21
Beginning of the period / year	1,092	6,320
Additions (i)	147	943
Recovery (i)	(34)	(702)
Currency translation adjustment	6	144
Deconsolidation	-	(5,075)
Used during the period / year	-	(31)
Inflation adjustment	(93)	(427)
Transfers to assets held for sale	-	(80)
End of the period / year	1,118	1,092

(i)
The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 24).

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2021 and 2020:

	Note	09.30.21	09.30.20
Profit for the period		2,838	11,476
Profit from discontinued operations		-	9,382
Adjustments for:
Income tax	21	(2,608)	12,161
Amortization and depreciation	24	206	232
Net loss / (gain) from fair value adjustment of investment properties		6,463	(36,099)
Changes in the fair value of investments in financial assets		(2,099)	550
Financial results, net		(1,008)	(2,565)
Provisions and allowances		346	(717)
Share of loss / (profit) of associates and joint ventures	7	207	(202)
Loss from repurchase of Non-convertible Notes		8	-
Changes in net realizable value of agricultural products after harvest		129	(804)
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(2,761)	(1,255)
Unrealized (gain)/ loss from derivative financial instruments		(39)	1,497
Other operating results		-	198
Gain from disposal of farmlands		-	(124)
Changes in operating assets and liabilities:
Decrease in inventories		940	1,204
(Increase) / Decrease in trading properties		(14)	390
Decrease in biological assets		6,256	2,850
Increase in restricted assets		-	1,764
Decrease / (Increase) in trade and other receivables		3,987	(2,027)
(Decrease) / Increase in trade and other payables		(2,613)	6,016
Decrease in salaries and social security liabilities		(355)	(262)
Decrease in provisions		(44)	(27)
(Decrease) / Increase in lease liabilities		(602)	778
Net variation in derivative financial instruments		(56)	(37)
Increase in right of use		(41)	(1,169)
Net cash generated from continuing operating activities before income tax paid		9,140	3,210
Net cash generated from discontinued operating activities before income tax paid		-	3,679
Net cash generated from operating activities before income tax paid		9,140	6,889

The following table presents a detail of significant non-cash transactions occurred in the three-month periods ended September 30, 2021 and 2020:
	09.30.21	09.30.20
Decrease in trade and other receivables through a decrease in lease liabilities	9	-
Increase in financial instruments through decrease in credits with related parties	3	-
Increase in other reserves through an increase in investment in associates	15	-
Increase in investments in associates through a decrease in financial instruments	575	-
Currency translation adjustment	2,000	3
Increase in trading properties through an increase in borrowings	-	18
Increase in investment properties through an increase in loans	-	124
Increase in investments in financial assets through a decrease in investments in associates and joint ventures	-	17
Disposal of participation in associates and joint ventures	-	47,647
Increase in rights of use through an increase in lease liabilities	677	37

18.
Trade and other payables

Group’s trade and other payables as of September 30, 2021 and June 30, 2021 were as follows:

	09.30.21	06.30.21
Trade payables	8,527	10,252
Advances from sales, leases and services	5,045	3,866
Accrued invoices	2,060	3,280
Admission fees	1,181	1,180
Deposits in guarantee	83	98
Total trade payables	16,896	18,676
Dividends payable to non-controlling interests	700	1,004
Tax payables	2,158	1,909
Construction provisions	280	167
Management fees	195	-
Others	1,874	2,106
Total other payables	5,207	5,186
Total trade and other payables	22,103	23,862
Non-current	2,505	2,459
Current	19,598	21,403
Total	22,103	23,862

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

19.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Total as of 09.30.21	Total as of 06.30.21
Beginning of period / year	575	15	590	9,084
Additions	78	-	78	434
Decreases	(53)	-	(53)	-
Inflation adjustment	(48)	-	(48)	(143)
Transfers	(3)	-	(3)	(2)
Transfers from/ to assets held for sale	-	-	-	7
Deconsolidation	-	-	-	(7,754)
Currency translation adjustment	1	-	1	(834)
Used during the period / year	(23)	(6)	(29)	(202)
End of period / year	527	9	536	590

Non-current			380	425
Current			156	165
Total			536	590

(i)
Additions and recovery are included in "Other operating results, net".
(ii)
Corresponds to investments in Puerto Retiro, companies that have negative equity. The increase and recovery is included in "Share of profit of associates and joint ventures "

There were no significant changes to the processes mentioned in Note 21 to the Annual Financial Statements.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

20.
Borrowings

The breakdown and fair value of the Group’s borrowings as of September 30, 2021 and June 30, 2021 was as follows:

	Book value		Fair value
	09.30.21	06.30.21	09.30.21	06.30.21
Non-convertible notes	85,260	97,564	81,344	93,568
Bank loans	22,531	19,923	22,531	19,923
Bank overdrafts	8,257	10,176	8,257	10,176
Others	1,929	2,021	1,929	2,021
Total borrowings	117,977	129,684	114,061	125,688

Non-current	82,859	80,031
Current	35,118	49,653
Total	117,977	129,684

Payment of CRESUD’s Series XXV Non-convertible Notes

Due to the issuance of Series XXXII and XXXIV Non-convertible Notes, on July 12, 2021, the Company paid the total principal and interest of the Series XXV Non-convertible Notes.

Class XXXV Negotiable Obligations

Within the framework of the Program approved by the Shareholders' Meeting for up to USD 500 million, on September 2, 2021, the Notice of Subscription of the Class XXXV Non-convertible Notes was published, with September 2 and 3, 2021 being the period of diffusion. The tender was held on September 6, 2021.

The main characteristics of the Non-convertible Notes are detailed below:

●
Class XXXV Non-convertible Notes for an amount of up to USD 15 million, expandable up to the amount available in the Program, due 36 months from the date of issue, payable in ARS at the applicable exchange rate (as defined in related documents), and / or in kind with the Class XXIX Non-convertible Notes. They will accrue a fixed interest rate to be tendered, with interest payable semi-annually. The capital will be amortized in three installments, 25% at 24 months, 25% at 30 months and the remaining 50% at maturity. .

Issuance of IRSA Non-convertible Notes

On August 26, 2021, the Company issued USD 58.1 Non-convertible Notes in the local market. The main characteristics of the issue are detailed below:

●
Series XIII: denominated in USD and payable in ARS at the applicable exchange rate for USD 58.1 at a fixed rate of 3.9%, with semiannual payments plus. The principal will be paid in three installments, counted from the date of issue: the first one - equal to 25% of the par value of the notes - payable on the date that is 12 (twelve) months after the Issue, on August 26, 2023; the second one - equal to 25% of the par value of the notes - payable on the date that is 30 (thirty) months after the Issue, on February 26, 2024 and the third one - equal to 50% of the par value of the notes - payable on the relevant due date, i.e. July 26, 2024. Price of issuance was 100.0% of the nominal value.

The funds have been used mainly to refinance short-term liabilities.

21.
Taxation

The details of the Group’s income tax, is as follows:
	09.30.21	09.30.20
Current income tax	(1,706)	(197)
Deferred income tax	4,314	(11,964)
Income tax from continuing operations	2,608	(12,161)

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the three-month periods ended September 30, 2021 and 2020:

	09.30.21	09.30.20
Tax calculated at the tax rates applicable to profits in the respective countries	(46)	(10,264)
Permanent differences:
Share of loss of joint ventures and associates	72	32
Tax rate differential	186	3,117
Provision for unrecoverability of tax loss carry-forwards / Unrecognized tax loss carry-forwards	463	(4,725)
Non-taxable profit, non-deductible expenses and others	461	254
Tax inflation adjustment	(2,498)	(2,465)
Inflation adjustment permanent difference	3,970	1,890
Income tax from continuing operations	2,608	(12,161)

The gross movement in the deferred income tax account is as follows:

	09.30.21	06.30.21
Beginning of period / year	(89,325)	(79,677)
Deconsolidation	-	17,150
Currency translation adjustment	432	1,697
Revaluation surplus	-	(412)
Business combination and other assets held for sale	-	42
Charged to the Statement of Income	4,314	(28,125)
End of the period / year	(84,579)	(89,325)
Deferred income tax assets	651	539
Deferred income tax liabilities	(85,230)	(89,864)
Deferred income tax liabilities, net	(84,579)	(89,325)

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

22.
Revenues
	09.30.21	09.30.20
Crops	6,607	5,523
Sugarcane	3,481	2,217
Cattle	710	544
Supplies	775	599
Consignment	336	86
Advertising and brokerage fees	483	355
Agricultural rental and other services	168	97
Other	290	183
Income from sales and services from agricultural business	12,850	9,604
Trading properties and developments	-	455
Rental and services	3,873	1,985
Hotel operations, tourism services and others	473	9
Income from sales and services from urban properties and investment business	4,346	2,449
Total revenues	17,196	12,053

23.
Costs

	09.30.21	09.30.20
Other operative costs	14	13
Cost of property operations	14	13
Crops	6,860	4,657
Sugarcane	2,944	1,991
Cattle	620	761
Supplies	509	463
Consignment	427	306
Advertising and brokerage fees	238	167
Agricultural rental and other services	110	97
Cost of sales and services from agricultural business	11,708	8,442
Trading properties and developments	41	481
Rental and services	1,418	997
Hotel operations, tourism services and others	299	195
Cost of sales and services from sales and services from urban properties and investment business	1,758	1,673
Total costs	13,480	10,128

24.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Production costs	Costs (i)	General and administrative expenses	Selling expenses	Total as of 09.30.21	Total as of 09.30.20
Cost of sale of goods and services	-	862	-	-	862	656
Supplies and labors	3,702	-	-	36	3,738	3,128
Change in agricultural products and biological assets	-	9,433	-	-	9,433	6,122
Salaries, social security costs and other personnel expenses	224	847	737	90	1,898	1,531
Depreciation and amortization	1,048	129	75	2	1,254	1,048
Fees and payments for services	8	1,235	168	37	1,448	1,772
Maintenance, security, cleaning, repairs and others	35	533	109	1	678	518
Advertising and other selling expenses	-	175	-	18	193	44
Taxes, rates and contributions	13	173	49	417	652	789
Interaction and roaming expenses	-	15	-	-	15	60
Director's fees	-	-	202	-	202	469
Leases and service charges	1	50	20	2	73	75
Allowance for doubtful accounts, net	-	-	-	112	112	69
Freights	24	-	1	372	397	479
Bank expenses	-	-	43	-	43	31
Conditioning and clearance	-	-	-	66	66	63
Travelling, library expenses and stationery	23	21	22	8	74	39
Other expenses	102	7	10	5	124	656
Total as of 09.30.21	5,180	13,480	1,436	1,166	21,262	-
Total as of 09.30.20	4,418	10,128	1,429	1,574	-	17,549

(i)
Includes ARS14 and ARS 13 of other agricultural operating costs as of September 30, 2021 and 2020, respectively.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
Other operating results, net

	09.30.21	09.30.20
Gain/ (loss) from commodity derivative financial instruments	137	(1,605)
Result from sale of property, plant and equipment	-	5
Donations	(16)	(29)
Lawsuits and other contingencies	(22)	(40)
Interest generated by operating credits	501	2,159
Management fees	3	2
Others	373	(43)
Total other operating results, net	976	449

26.
Financial results, net

	09.30.21	09.30.20
Financial income
Interest income	78	270
Dividends income	-	18
Other financial income	2	40
Total financial income	80	328
Financial costs
Interest expense	(2,779)	(4,005)
Result for debt swap	-	(8)
Other financial costs	(254)	(430)
Total financial costs	(3,033)	(4,443)
Capitalized finance costs	-	142
Total finance costs	(3,033)	(4,301)
Other financial results:
Foreign exchange, net	4,756	(230)
Fair value gain of financial assets and liabilities at fair value through profit or loss	1,289	976
Gain from repurchase of Non-convertible notes	8	23
Loss from derivative financial instruments (except commodities)	(604)	(834)
Others	(2)	-
Total other financial results	5,447	(65)
Inflation adjustment	516	138
Total financial results, net	3,010	(3,900)

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

27.
Related party transactions

The following is a summary of the balances with related parties as of September 30, 2021 and June 30, 2021:

Item	09.30.21	06.30.21
Trade and other receivables	2,664	3,087
Investments in financial assets	(47)	539
Trade and other payables	(460)	(219)
Borrowings	(925)	(42)
Total	1,232	3,365

Related party	09.30.21	06.30.21	Description of transaction	Item
Condor	-	601	Public companies' securities	Investments in financial assets
	312	313	Loans granted	Trade and other receivables
	50	53	Others	Investments in financial assets
	6	5	Other receivables	Trade and other receivables
New Lipstick LLC	24	25	Reimbursement of expenses	Trade and other receivables
Other associates and joint ventures	14	7	Leases and/or rights of use receivable	Trade and other receivables
	(3)	(13)	Leases and/or rights of use to pay	Trade and other payables
	204	223	Dividends receivables	Trade and other receivables
	(2)	(2)	Contributions pending integration	Trade and other payables
	(97)	(115)	Non-convertible notes	Investments in financial assets
	(24)	(80)	Other liabilities	Trade and other payables
	1	1	Equity incentive plan receivable	Trade and other receivables
	82	87	Loans granted	Trade and other receivables
	(694)	(39)	Borrowings	Borrowings
	-	2	Reimbursement of expenses	Trade and other receivables
	7	7	Management fees receivable	Trade and other receivables
	12	26	Other receivables	Trade and other receivables
	(2)	(7)	Lease liabilities	Trade and other payables
Total associates and joint ventures	(110)	1,094
CAMSA and its subsidiaries	(195)	-	Reimbursement of expenses	Trade and other receivables
Yad Levim LTD	1,681	1,758	Loans granted	Trade and other receivables
Turismo Investment S.A.	-	408	Other receivables	Trade and other receivables
Otras partes relacionadas (i)	281	185	Other receivables	Trade and other receivables
	(53)	-	Other payables	Trade and other payables
	(231)	(3)	Borrowings	Borrowings
	9	7	Loans granted	Trade and other receivables
	(2)	(1)	Management fee payables	Trade and other payables
	14	21	Reimbursement of expenses	Trade and other receivables
	(1)	(1)	Legal services	Trade and other payables
Total other related parties	1,503	2,374
Directors and Senior Management	(178)	(115)	Fees	Trade and other payables
	17	12	Advances receivable	Trade and other receivables
Total Directors and Senior Management	(161)	(103)
Total	1,232	3,365

(i)
Includes Estudio Zang, Bergel & Viñes, Museo de los Niños, Hamonet S.A., CAM Communication L.P., Gary Goldstein, Fundación IRSA, Lartiyrigoyen and SAMSA.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the three-month periods ended September 30, 2021 and 2020:

Related party	09.30.21	09.30.20	Description of transaction
BACS	20	43	Leases and/or rights of use
	-	(106)	Financial operations
Other associates and joint ventures	(2)	-	Leases and/or rights of use
	7	-	Financial operations
Total associates and joint ventures	25	(63)
CAMSA and its subsidiaries	(195)	(716)	Management fee
Other related parties (i)	6	20	Leases and/or rights of use
	-	(30)	Fees and remunerations
	(1)	(14)	Corporate services
	(7)	(2)	Legal services
	17	(9)	Financial operations
	-	-	Donations
Total other related parties	(180)	(751)
IFISA	2	3	Financial operations
Total Parent Company	2	3
Directors	-	(15)	Compensation of Directors and senior management
	(172)	(785)	Fees
Senior Management	(24)	(11)	Compensation of Directors and senior management
Total Directors and Senior Management	(196)	(811)
Total	(349)	(1,622)

(i)
Includes Estudio Zang, Bergel & Viñes, Fundación IRSA, Ramat Hanassi, Austral Gold Argentina S.A., Isaac Elsztain e Hijos, Hamonet S.A., LRSA, New Lipstick, BHN Vida S.A, TGLT S.A. and BHSA.

The following is a summary of the transactions with related parties for the three-month periods ended September 30, 2021 and 2020:

Related party	09.30.21	09.30.20	Description of transaction
Quality	27	12	Irrevocable contributions
Condor	576	-	Capitalized borrowing
Total contributions	603	12
Agro-Uranga S.A.	-	35	Dividends received
Uranga trading	-	15	Dividends received
Total dividends received	-	50

28.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to this Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 15 - Financial instruments by category
Exhibit E - Provisions	Note 19 - Provisions
Exhibit F - Cost of sales and services provided	Note 29 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 30 - Foreign currency assets and liabilities

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

29.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	Total as of 09.30.21	Total as of 09.30.20
Inventories at the beginning of the period / year	15,586	1,922	17,508	30,201
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,961	-	2,961	874
Changes in the net realizable value of agricultural products after harvest	(129)	-	(129)	741
Additions	61	-	61	11
Currency translation adjustment	(430)	(37)	(467)	12,058
Transfers	-	-	-	8
Harvest	4,423	-	4,423	3,812
Acquisitions and classifications	2,909	1,833	4,742	16,113
Consume	(580)	-	(580)	(791)
Disposals due to sales	-	-	-	(961)
Deconsolidation	-	-	-	(7,194)
Expenses incurred	571	-	571	1,480
Inventories at the end of the period / year	(13,664)	(1,960)	(15,624)	(12,681)
Cost as of 09.30.21	11,708	1,758	13,466	-
Cost as of 09.30.20	8,442	35,229	-	43,671

(i)
Includes biological assets (see Note 13).
(ii)
Includes trading properties (see Note 10).

30.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 09.30.21	Total as of 06.30.21
Assets
Trade and other receivables
US Dollar	75.90	98.54	7,479	10,077
Euros	0.23	113.88	26	26
Uruguayan pesos	5.22	2.30	12	-
Chilean Pesos	16.42	0.12	2	-
Trade and other receivables related parties
US Dollar	0.09	98.74	9	7
Total Trade and other receivables			7,528	10,110
Investment in financial assets
US Dollar	12.22	98.54	1,204	994
New Israel Shekel	20.20	30.59	618	667
Pounds	0.62	132.63	82	109
Total Investment in financial assets			1,904	1,770
Derivative financial instruments
US Dollar	0.49	98.54	48	458
Total Derivative financial instruments			48	458
Cash and cash equivalents
US Dollar	25.89	98.54	2,551	6,830
Euros	-	113.88	-	1
Total Cash and cash equivalents			2,551	6,831
Total Assets			12,031	19,169
Liabilities
Trade and other payables
US Dollar	57.43	98.74	5,671	6,012
Euros	0.12	114.36	14	35
Uruguayan pesos	6.09	2.30	14	1
Trade and other payables related parties
US Dollar	0.06	98.74	6	-
Total Trade and other payables			5,705	6,048
Provisions
US Dollar	9.05	98.74	894	-
Total Provisions			894	-
Borrowings
US Dollar	888.96	98.74	87,776	95,103
Borrowings with related parties
US Dollar	0.73	98.74	72	79
Total Borrowings			87,848	95,182
Derivative financial instruments
US Dollar	3.46	98.74	342	110
Total Derivative financial instruments			342	110
Total Liabilities			94,789	101,340

(1)
Exchange rates as of September 30, 2021 according to Banco Nación Argentina.
(2)
 Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(3)
 The Company uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 15).

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

31.
Result of discontinued operation

The results of the discontinued operations mainly include the operations of IDBD / DIC and Carnes Pampeanas S.A. which were deconsolidated in the comparative period (see Note 4 to the annual financial statements as of June 30, 2021).

	09.30.21	09.30.20
Revenues	-	44,059
Costs	-	(35,602)
Gross profit	-	8,457
Net loss from fair value adjustment of investment properties	-	(30)
General and administrative expenses	-	(4,824)
Selling expenses	-	(4,810)
Impairment of associate	-	-
Other operating results, net	-	1,563
Profit from operations	-	356
Share of profit of joint ventures and associates	-	786
Profit from operations before financing and taxation	-	1,142
Financial income	-	575
Finance costs	-	(7,641)
Other financial results	-	549
Inflation adjustment	-	88
Financial results, net	-	(6,429)
Loss before income tax	-	(5,287)
Income tax	-	300
Loss for the period from discontinued operations	-	(4,987)
Result for loss of control		(4,395)
Loss for the period from discontinued operations		(9,382)

32.
Other relevant events of the period

Exercise of warrants

Between September 17 and 25, 2021, certain warrant holders exercised their right to acquire additional shares. As of September 30, 2021, USD 9,480 was collected, for a converted common shares equivalent of 16,750. Amounts in USD are expressed in integers

During the month of October 2021, 57,620 additional warrants were exercised, for which USD 32,603 were collected. Amounts in USD are expressed in integers

IRSA – IRSA CP Merger Proposal

On September 30, 2021, IRSA & IRSA CP Boards of Directors approved the prior merger agreement between both companies and the corresponding special financial statements as of June 30, 2021, initiating the corporate reorganization process under the terms of art. 82 et seq. of the General Law of Companies. The merger process has particular characteristics given that they are two companies included in the public offering regime, reason why, not only apply the current provisions of the General Law of Companies but also the procedures established regarding reorganization of companies of the regulations of the “Comisión Nacional de Valores” (National Securities Commission) and the markets, both national and foreign, where their shares are listed.

The Merger is carried out in order to streamline the technical, administrative, operational and economic resources of both Companies, standing out among others: (a) the operation and maintenance of a single transactional information system and centralization of the entire accounting registration process; (b) presentation of a single financial statement to the different control agencies with the consequent cost savings in accounting and advisory fees, tariffs and other related expenses; (c) simplification of the accounting information reporting and consolidation process, as a consequence of the reduction that the merger would imply for the corporate structure as a whole; (d) removal of the IRSA CP public offering listing on BYMA and NASDAQ with the associated costs that this represents; (e) cost reduction for legal fees and tax filings; (f) increase in the percentage of the capital stock that is listed in the different markets, increasing the liquidity of the listed shares; (g) tax efficiencies and (h) preventively avoid the potential overlap of activities between the Companies.

The merger is subject to the approval of the shareholders' meeting of both companies whose call will be made once they have the administrative approval of the United States Securities and Exchange Commission, an entity to which they are subject since both companies list their shares in markets that operate in said jurisdiction.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Once the merger by absorption between IRSA as the absorbing company and IRSA CP as the absorbed company has been approved, the effective date will be July 1, 2021, date from which the transfer to the absorbing company of all the assets of the absorbed company will take effect, thereby incorporating all its rights and obligations, assets, and liabilities into the equity of the absorbing company, all subject to the required corporate approvals.

Likewise, and within the framework of the reorganization process, the Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA CP share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA CP.

The exchange of IRSA CP shares for IRSA shares will be carried out once the entire administrative process has been completed and once the registration has been made in the “Inspección General de Justicia” (General Inspection of Justice), a process that may take several months.

Economic context in which the Group operates

The Group operates in a complex context both due to macroeconomic conditions, whose main variables have recently experienced strong volatility, as well as regulatory, social, and political conditions, both nationally and internationally.

The results from operations may be affected by fluctuations in the inflation and the exchange rate of the Argentine peso against other currencies, mainly the dollar, changes in interest rates which have an impact on the cost of capital, changes in government policies, capital controls and other political or economic events both locally and internationally.

In December 2019, a new strain of coronavirus (SARS-COV-2), which caused severe acute respiratory syndrome (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing lockdowns, among other measures. The ongoing pandemic and these extraordinary government measures are affecting global economic activity, resulting in significant volatility in global financial markets.

On March 3, 2020, the first case of COVID-19 was registered in the country and as of today, more than 5,290,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentinian Government implemented a series of health measures of social, preventive and mandatory lockdown at the national level with the closure of non-essential activities, including shopping malls, as well as the suspension of flights and border closures, for much of the year 2020. Since October 2020, a large part of the activities started to become more flexible, in line with a decrease in infections, although between April 16 and June 11, 2021, because of the sustained increase in the cases registered, the National Government established restrictions on night activity and the closure of shopping malls in Buenos Aires Metropolitan Area. Due to the flexibility that has occurred in the economic activities since the beginning of this fiscal year and as of the date of issuance of these financial statements, 100% of the shopping malls are operational.

At the local environment, the following circumstances were observed:

●
In August 2021, the Monthly Economic Activity Estimator (“EMAE” in Spanish) reported by the National Institute of Statistics and Censuses (“INDEC” in Spanish), registered a variation of 12.8% compared to the same month of 2020, and 1.1% compared to the previous month.
●
The annual retail inflation reached 52.47% in the last 12 months. The survey on market expectations prepared by the Argentine Central Bank in September 2021, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 48.2% i.a. for December 2021 and 46.0% for December 2022. Analysts participating in the REM forecast a rebound in economic activity in 2021, reaching an economic growth of 7.6%.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

●
In the period from September 2020 to September 2021, the Argentine peso depreciated 29.6% against the US dollar according to the wholesale average exchange rate of Banco de la Nación Argentina. Given the exchange restrictions in force since August 2019, as of September 30, 2021, there is an exchange gap of approximately 78.9% between the official price of the dollar and its price in parallel markets, which impacts the level of activity in the economy and affects the level of reserves of the Argentine Central Bank. Additionally, these exchange restrictions, or those that may be dictated in the future, could affect the Group's ability to access the Single Free Exchange Market (“MULC” in Spanish) to acquire the necessary currencies to meet its financial obligations.

COVID-19 PANDEMIC

As described above, the COVID-19 pandemic has adversely impacted both the global economy and the Argentine economy and the Group's business, mainly in Shopping Malls and Hotels segments. Since the beginning of fiscal year 2022, and until the date of presentation of the financial statements, the Company's shopping malls are fully operational, as well as the office buildings, despite the remote work modality that some tenants continue to apply. Regarding hotels, although they have been operating since December 2020, the sector continues working with certain restrictions on air flows and the influx of international tourism.

The final extent of the Coronavirus outbreak and its impact on the country's economy is still uncertain. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Group’s ability to meet its financial commitments for the next twelve months.

The Group is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

33.
Subsequent events

Sale of Alto Taquari (Brasilagro)

On October 8, 2021 BrasilAgro reported that it sold an area of 3,723 hectares (2,694 cultivable hectares) of the Alto Taquari Farm, a rural property located in the municipality of Alto Taquari - Mato Grosso state.

The total amount of the sale is 1,100 bags of soybeans per cultivable hectare or BRL 589 million (~ BRL 218,641 / cultivable ha). The handover of possession of the areas and, consequently, the recognition of sales income, will be carried out in two stages. In October 2021 with 2,566 hectares (1,537 cultivable hectares), for an approximate amount of R ARS 336.0 million and September 2024 with 1,157 cultivable hectares, for an approximate value of R ARS 253.0 million. Brasilagro will continue to operate the areas until delivery.

The buyer made an initial payment of R ARS 16.5 million. At the end of this year, there will be an additional payment of R 31.4 million and the remaining balance is indexed in soy bags with annual payments and an average term of 3.9 years.

Considering this sale, we sell all the highland areas of Finca Alto Taquari, leaving 1,308 hectares (809 cultivable hectares) in the portfolio. The remaining area is adjacent to the areas already sold, but it has different characteristics of soil and altitude and, although it is not a plateau area, it is cultivated with sugar cane.

Holding of Ordinary General Shareholders' Meeting

On October 21, 2021, the Ordinary General Shareholders' Meeting was held where it was resolved:


Completely cancel the special reserve RG CNV 609/12 for the sum of ARS 2,233 million, an amount that adjusted for inflation amounts to the sum of ARS 2,441 million, for the absorption of the loss for the year as of June 30, 2021 and is allocated the remainder of accumulated negative results for the sum of ARS 5,992, adjusted to the sum of ARS 6,548 to the retained earning.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Series I (issued by FyO)

On October 22, 2021, FYO issued its first bond in the local market for an amount of USD 12.3 million. The note is dollar denominated and payable in pesos at the applicable exchange rate, with an annual fixed rate of 0.0%, and maturity on October 22, 2023. The issue price was 100.0% of the nominal value.

The funds from this placement will be used to finance the company's working capital and continue investing in the digital transformation project through which FyO is moving.

Dividend payment by Brasilagro

At Brasilagro’s shareholders’ meeting held on October 27, 2021, the shareholders of Brasilagro approved dividends in the amount of BRL 260.0 million, or BRL 2.621181215 per share. Such dividends shall be paid to shareholders on November 10, 2021, to holders of record of Brasilagro’s shares as of October 27, 2021.

Sale of Catalinas Tower building

On November 2, 2021, was made the sold of three medium-height floors of the tower “261 Della Paolera” located in the Catalinas district of the Autonomous City of Buenos Aires for a total area of approximately 3,582 square meters and 36 parking spaces located in the building.

The transaction price was approximately ARS 3,197 million, which as of the date of issuance of these financial statements were paid in full.

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Carlos Della Paolera 261, 9° floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-50930070-0

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“the Company”), which comprise the unaudited condensed interim separate statement of financial position at September 30, 2021, the unaudited condensed interim consolidated statements of income and other comprehensive income, of changes in shareholders’ equity and of cash flows for the three-month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2021 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statements of financial position, and the consolidated statements of income and other comprehensive income and of cash flows of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria, that:

a)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records kept in their formal aspects in accordance with legal regulations except that i) are pending transcription to the Book "Inventory and Balances” and ii) the accounting entries corresponding to the month of September 2021 are pending transcription to the Daily Book;

b)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in accordance with legal requirements;

c)
we have read the additional information to the notes to the unaudited condensed interim consolidated financial statements required by section 12, Chapter III, Title IV of the rules of the National Securities Commission, on which we have no observations to make regarding matters that are within our competence;

d)
at September 30, 2021 the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $ 21,271,297, which is not due at that date.

Autonomous City of Buenos Aires, November 10, 2021

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17
Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. V. 340 F. 156

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements for the three-month period ended September 30, 2021, presented comparatively

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2021 and June 30, 2021
(All amounts in millions of Argentine Pesos, except as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.21	06.30.21
ASSETS
Non-current assets
Investment properties	7	557	590
Property, plant and equipment	8	9,288	9,158
Intangible assets	9	311	317
Right of use assets	10	2,211	2,101
Biological assets	11	2,671	2,819
Investments in subsidiaries, associates and joint ventures	6	65,917	67,929
Income tax and minimum presumed income tax credit		5	5
Trade and other receivables	14	777	963
Investment in financial assets		2,072	2,346
Total Non-current assets		83,809	86,228
Current assets
Biological assets	11	1,089	2,902
Inventories	12	5,045	5,392
Trade and other receivables	14	3,412	4,318
Investment in financial assets	13	1,068	1,053
Derivative financial instruments	13	14	37
Cash and cash equivalents	13	141	4,333
Total Current assets		10,769	18,035
TOTAL ASSETS		94,578	104,263
SHAREHOLDERS’ EQUITY
Shareholders´ equity (according to corresponding statements)		36,643	37,050
TOTAL SHAREHOLDERS' EQUITY		36,643	37,050
LIABILITIES
Non-current liabilities
Borrowings	18	25,744	21,234
Deferred tax liabilities	19	9,800	10,725
Provisions	17	253	270
Lease Liabilities		490	533
Total Non-current liabilities		36,287	32,762
Current liabilities
Trade and other payables	16	4,149	5,702
Payroll and social security liabilities		431	456
Borrowings	18	15,764	27,239
Provisions	17	10	5
Lease Liabilities		1,294	1,049
Total Current liabilities		21,648	34,451
TOTAL LIABILITIES		57,935	67,213
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		94,578	104,263

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Company Name Cresud S.AC.I.F.y.A.

By:	/s/ Saul Zang
Name Saul Zang
Title Vicepresident I

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income for the three-month periods ended September 30, 2021 and 2020
 (All amounts in millions of Argentine Pesos, except as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.21	09.30.20
Revenues	20	3,511	3,616
Costs	21	(3,043)	(2,883)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		(751)	(164)
Changes in the net realizable value of agricultural products after harvest		6	449
Gross (loss) / profit		(277)	1,018
Net (loss) / gain from fair value adjustment of investment properties		(33)	1
General and administrative expenses	22	(340)	(225)
Selling expenses	22	(480)	(516)
Other operating results, net	23	(59)	(622)
Management fees		(195)	(716)
Loss from operations		(1,384)	(1,060)
Share of profit of subsidiaries, associates and joint ventures	6	402	9,144
(Loss) / profit before financing and taxation		(982)	8,084
Finance income	24	3	251
Finance costs	24	(985)	(1,478)
Other financial results	24	2,624	(695)
Inflation Adjustment	24	173	317
Financial results, net	24	1,815	(1,605)
Profit before income tax		833	6,479
Income tax	19	925	(31)
Profit for the period		1,758	6,448
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries and associates		(2,183)	(3,328)
Participation in other comprehensive results of subsidiaries and associates		-	971
Other comprehensive loss the period		(2,183)	(2,357)
Total comprehensive (loss) / income for the period		(425)	4,091
Profit per share attributable to equity holders of the parent during the period:
Basic		2.985	12.922
Diluted		2.529	12.520

  The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Company Name Cresud S.AC.I.F.y.A.

By:	/s/ Saul Zang
Name Saul Zang
Title Vicepresident I

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2021
(All amounts in millions, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Warrants	Legal reserve	Special reserve RG 609/12 (iv)	Other reserves (v)	Accumulated deficift	Total Shareholders' equity
Balance as of June 30, 2021	589	2	16,404	20,741	149	1,610	786	2,441	3,317	(8,989)	37,050
Profit for the period	-	-	-	-	-	-	-	-	-	1,758	1,758
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(2,183)	-	(2,183)
Total comprehensive loss for the period	-	-	-	-	-	-	-	-	(2,183)	1,758	(425)
Reserve for share-based payments	-	-	-	-	-	-	-	-	5	-	5
Exercise of warrants (iii)	-	-	-	2	-	-	-	-	-	-	2
Changes in non-controlling interest	-	-	-	-	-	-	-	-	16	-	16
Others changes in equity	-	-	-	-	-	-	-	-	(5)	-	(5)
Balance as of September 30, 2021	589	2	16,404	20,743	149	1,610	786	2,441	1,150	(7,231)	36,643

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(i)
Includes ARS 6 and ARS 2 of inflation adjustment of Treasury shares as of September 30, 2021 and June 30, 2021, respectively.
(ii)
See Note 33 to the condensed consolidated interim financial statements.
(iii)
See Note 32 to the interim consolidated financial statements as of September 30, 2021.
(ii) Corresponding to General Resolution 609/12 of the National Securities Commission.
(iii) Group’s Other reserves as of September 30, 2021 are comprised as:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Other comprehensive income	Other subsidiary reserves	Special reserves	Reserve for share-based payments	Reserve for the acquisition of securities issued by the Company	Revaluation surplus	Total Other reserves
Balance as of June 30, 2021	(247)	(5,305)	5,624	1,977	733	1	109	163	262	3,317
Other comprehensive loss for the period	-	-	(2,183)	-	-		-	-	-	(2,183)
Total comprehensive loss for the period	-	-	(2,183)	-	-		-	-	-	(2,183)
Others changes in equity	-	-	(5)	-	-	-	-	-	-	(5)
Changes in non-controlling interest	-	16	-	-	-	-	-	-	-	16
Reserve for share-based payments	-	-	-	-	5	-	-	-	-	5
Balance as of September 30, 2021	(247)	(5,289)	3,436	1,977	738	1	109	163	262	1,150

There are no cumulative unpaid dividends on preferred shares.

Company Name Cresud S.AC.I.F.y.A.

By:	/s/ Saul Zang
Name Saul Zang
Title Vicepresident I

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2020
(All amounts in millions, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve RG 609/12 (iii)	Other reserves (iv)	Retained earnings	Total Shareholders' equity
Adjusted balance as of June 30, 2020	499	3	16,382	17,386	148	613	2,441	1,455	(802)	38,125
Profit for the period	-	-	-	-	-	-	-	-	6,448	6,448
Other comprehensive loss for the period	-	-	-	-	-	-	-	(2,357)	-	(2,357)
Total comprehensive income for the period	-	-	-	-	-	-	-	(2,357)	6,448	4,091
Other changes in equity	-	-	-	-	-	-	-	4,623	6	4,629
Changes in non-controlling interest	-	-	-	-	-	-	-	32	-	32
Balance as of September 30, 2020	499	3	16,382	17,386	148	613	2,441	3,753	5,652	46,877

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

(i)
Includes ARS 2 and ARS 2 of inflation adjustment of Treasury shares as of September 30, 2020 and June 30, 2020, respectively.
(ii)
See Note 33 to the condensed consolidated interim financial statements.
(iii)
Corresponding to General Resolution 609/12 of the National Securities Commission.
(iv)
Group’s Other reserves as of September 30, 2020 are comprised as:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Other comprehensive income	Other subsidiary reserves	Reserve for share-based payments	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2020	(245)	(5,658)	4,935	1,339	811	110	163	1,455
Other comprehensive loss for the period	-	-	(3,328)	971	-	-	-	(2,357)
Total comprehensive loss for the period	-	-	(3,328)	971	-	-	-	(2,357)
Other changes in equity	-	(49)	4,782	-	-	(110)	-	4,623
Changes in non-controlling interest	-	32	-	-	-	-	-	32
Balance as of September 30, 2020	(245)	(5,675)	6,389	2,310	811	-	163	3,753

Company Name Cresud S.AC.I.F.y.A.

By:	/s/ Saul Zang
Name Saul Zang
Title Vicepresident I

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month periods ended September 30, 2021 and 2020
(All amounts in millions of Argentine Pesos, except as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.21	09.30.20
Operating activities:
Cash generated from / (used in) operations	15	179	(528)
Net cash generated from/ (used in) operating activities		179	(528)
Investing activities:
Acquisition of property, plant and equipment	8	(184)	(37)
Proceeds from sale of property, plant and equipment		2	3
Acquisition of investment in financial instruments		1,650	354
Proceeds from disposals of investment in financial assets		(935)	(1,372)
Advance payments		-	(5)
Dividends received		11	23
Loans granted to subsidiaries, associates and joint ventures		-	(395)
Net cash generated from / (used in) investing activities		544	(1,429)
Financing activities:
Repurchase of non-convertible notes		(275)	-
Sale of non-convertibles notes in portfolio		25	-
Issuanse of non-convertible notes		2,095	-
Borrowings and issuanse of non-convertible notes		567	2,865
Payment of borrowings and non-convertible notes		(5,340)	(807)
Obtaining of short-term loans, net		(802)	(4,284)
Payments from derivative financial instruments		-	162
Share capital increase		2	-
Interest paid		(1,336)	(1,308)
Net cash used in from financing activities		(5,064)	(3,372)
Net decrease in cash and cash equivalents		(4,341)	(5,329)
Cash and cash equivalents at beginning of the period		4,333	9,330
Result from exposure to inflation on cash and cash equivalents		131	4
Foreign exchange gain in cash and changes in fair value of cash equivalents		18	749
Cash and cash equivalents at the end of the period		141	4,754

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Company Name Cresud S.AC.I.F.y.A.

By:	/s/ Saul Zang
Name Saul Zang
Title Vicepresident I

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Financial Statements
 (Amounts in millions, except otherwise indicated)

1.
General information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Carlos Della Paolera 261, 9rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 10, 2021.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” and therefore must be read together with the Group's Annual Consolidated Financial Statements as of June 30, 2021 prepared in accordance with IFRS. Likewise, these Financial Statements include additional information required by Law No. 19,550 and / or CNV regulations. This information is included in the notes to these Financial Statements, as allowed by IFRS.

These Financial Statements for the interim periods of three month ended September 30, 2021 and 2020 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Company's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is Approximate or exceed 100%. Accumulated inflation in three years is over 100%. It is for this reason that, in accordance with IAS 29, the Argentine economy must be considered as high inflation starting July 1, 2018.

In relation to the inflation index to be used according to FACPCE Resolution No. 539/18, the inflation index is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below shows the evolution of this index during the period ended September 30, 2021, according to official statistics by Argentine Institute of Statistics and Census (INDEC) and following the guidelines described in Resolution 539/18:

Price variation:	09.30.21 (three months)
9%

As a consequence of the aforementioned, these Financial Statements as of September 30, 2021 were restated in accordance with IAS 29.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.2.
Accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2021.

2.3.
Comparative information

The balances as of June 30, 2021 and September 30, 2020, which are disclosed for comparative purposes, arise from the financial statements at such dates restated in accordance with IAS 29.

2.4.
Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2021, described in Note 3 to them.

3.
Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between January and September every year. Wheat is generally harvested between November and February every year. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results each quarter.

4.
Acquisitions and disposals

See summary of acquisitions and additional disposals of the Company for the three-month period ended September 30, 2021 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

5.1.
Financial risk

The Company’s activities are exposed to several financial risks, market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2021. There have been no significant changes in the risk management or risk management policies applied by the Company since the fiscal year.

5.2.
Fair value estimates

Since June 30, 2021, to the balance sheet date, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets, liabilities or biological assets (either measured at fair value or amortized cost). Nor there have been transfers between the several hierarchies used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

6.
Information about principal subsidiaries and associates

The Company conducts its business through several subsidiaries and associates.

Set out below are the changes in Company’s investment in subsidiaries and associates for the three-month period ended September 30, 2021 and for the fiscal year ended June 30, 2021:

	09.30.21	06.30.21
Beginning of the period / year	67,929	78,872
Capital contribution	-	4,690
Increase of interest in associates and joint ventures	-	2,613
Share of profit/ (loss) net	402	(15,977)
Changes in non-controlling interest	-	460
Other comprehensive loss	-	(13)
Currency translation adjustment	(2,225)	(4,805)
Share of changes in subsidiaries and associates equity	16	6,020
Decrease of interest	-	(2,658)
Dividends distributed	(205)	(1,273)
End of the period / year	65,917	67,929

See changes in Company’s investment in associates and joint ventures for the three-month period ended September 30, 2021 in Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements and for the year ended June 30, 2021 in Note 8 to the Annual Consolidated Financial Statements.

	% of ownership interest		Registered value		Entity's interest in comprehensive (loss) / income
Name of the entity	09.30.21	06.30.21	09.30.21	06.30.21	09.30.21	09.30.20
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	1.35%	1.35%	1,221	1,308	(44)	49
Agropecuaria Santa Cruz de la Sierra S.A. (continuation of Doneldon S.A.)	-	-	-	-	-	82
Futuros y Opciones.Com S.A.	50.10%	50.10%	902	1,028	78	73
Amauta Agro S.A. (continuation of FyO Trading S.A.)	2.20%	2.20%	3	2	1	-
FyO Acopio S.A. (continuation of Granos Olavarría S.A.)	2.20%	2.20%	24	23	2	2
Helmir S.A.	100.00%	100.00%	20,902	22,151	(1,272)	795
Sociedad Anónima Carnes Pampeanas S.A.	-	-	-	-	-	(20)
IRSA Inversiones y Representaciones Sociedad Anónima	61.84%	61.84%	40,622	41,064	(437)	5,325
IRSA Propiedades Comerciales S.A.	3.36%	3.36%	1,001	1,080	(80)	493
Alafox S.A.	100.00%	100.00%	586	619	(32)	-
Total Subsidiaries			65,261	67,275	(1,784)	6,799
Associates
Agrouranga S.A.	34.86%	34.86%	495	514	(18)	(21)
Uranga Trading S.A.	34.86%	34.86%	161	140	21	9
Total Associates			656	654	3	(12)
Total Investments in subsidiaries, associates and join ventures			65,917	67,929	(1,781)	6,787

					Last financial statement issued
Name of the entity	Market value as of 09.30.21	Place of business / country of incorporation	Main activity	Amount of common shares 1 vote	Common shares (nominal value)	Income /(loss) for the period	Shareholders' equity
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	25.00	Brazil	Agricultural	1,334,400	2,497	1	52,782
Futuros y Opciones.Com S.A.	Not publicly traded	Argentina	Brokerage	817,683	2	159	1,800
Amauta Agro S.A.	Not publicly traded	Argentina	Brokerage	11,264	1	36	134
FyO Acopio S.A.	Not publicly traded	Argentina	Warehousing and Brokerage	506,440	23	82	1,102
Helmir S.A.	Not publicly traded	Uruguay	Investment	229,368,798	229	(1,272)	20,659
IRSA Inversiones y Representaciones Sociedad Anónima	50.80	Argentina	Real Estate	406,104,144	657	(600)	66,802
IRSA Propiedades Comerciales S.A.	287.50	Argentina	Real Estate	541,230,018	541	(1,709)	77,484

Associates
Agrouranga S.A.	Not publicly traded	Argentina	Agricultural	2,532,579	7	(52)	393
Uranga Trading S.A.	Not publicly traded	Argentina	Marketing, warehousing and processing	637,498	2	61	461

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investment properties

Changes in Company’s investment properties for the three-month period ended September 30, 2021 and for the fiscal year ended June 30, 2021 were as follows:

	09.30.21	06.30.21
Beginning of the period / year	590	177
Transfers	-	459
Net loss from fair value adjustment of investment properties	(33)	(46)
End of the period / year	557	590

During the period ended September 30, 2021 and for the year ended June 30, 2021, there were no financial costs activated as there have been no assets that qualify for capitalization. No investment property of the Company has been mortgaged to guarantee some of the Company´s loans.

The amounts recognized in the statement of income and other comprehensive income are not material for any of the exercises analyzed.

As described in Note 2.6 to the consolidated financial statements corresponding to the year ended June 30, 2021, the Group uses the valuation made by qualified external appraisers to determine the fair value of its investment properties. Fair values are based on comparable values (Level 2 of the fair value hierarchy). The sales prices of comparable land are adjusted taking into account the specific aspects of each land, the most important used premise being the price per hectare.

8.
Property, plant and equipment

Changes in Company’s property, plant and equipment for the three-month period ended September 30, 2021 and for the fiscal year ended June 30, 2021 were as follows:

	Owner occupied farmland (ii)	Others	Total as of 09.30.21	Total as of 06.30.21

Costs	10,585	639	11,224	11,710
Accumulated depreciation	(1,626)	(440)	(2,066)	(1,844)
Net book amount at the beginning of the period / year	8,959	199	9,158	9,866
Additions	163	21	184	278
Disposals	(1)	(1)	(2)	(564)
Transfers	-	-	-	(200)
Depreciation charge (i)	(37)	(15)	(52)	(222)
Balances at the end of the period / year	9,084	204	9,288	9,158

Costs	10,747	659	11,406	11,224
Accumulated depreciation	(1,663)	(455)	(2,118)	(2,066)
Net book amount at the end of the period / year	9,084	204	9,288	9,158

(i)
For the fiscal period / year ended September 30, 2021 and June 30, 2021, the depreciation expense of property, plant and equipment has been charged as follows: ARS 10 and ARS 24 in "Costs";ARS 1 and ARS 4 in “General and administrative expenses” and ARS 1 and ARS 1 in “Selling expenses” in “the Statement of Income and Other Comprehensive Income";ARS 40 and ARS 193 were capitalized as part of the biological assets costs.
(ii)
Includes farms, buildings and facilities of farmlands properties.

9.
Intangible assets

Changes in Company’s intangible assets for the three-month period ended as of September 30, 2021 and for the fiscal year ended as of June 30, 2021 were as follows:

	Software	Concession rights	Total as of 09.30.21	Total as of 06.30.21
Costs	46	542	588	581
Accumulated amortization	(37)	(234)	(271)	(240)
Net book amount at the beginning of the period / year	9	308	317	341
Additions	-	-	-	7
Amortization charges (i)	(2)	(4)	(6)	(31)
Balances at the end of the period / year	7	304	311	317
Costs	46	542	588	588
Accumulated amortization	(39)	(238)	(277)	(271)
Net book amount at the end of the period / year	7	304	311	317

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(i)
Amortization charges are included in “General and administrative expenses” in the Statement of Income and Other Comprehensive Income. There are no impairment charges for any of the years presented.

10.
Right of use assets

The composition in the Company's rights of use assets as of September 30, 2021 and for the fiscal year ended as of June 30, 2021 is as follows:

	09.30.21	06.30.21
Non Current
Owner occupied farmland	2,146	2,027
Offices	64	72
Machines and equipment	1	2
Total right of use assets	2,211	2,101

The amortization charge of the right-of-use assets is detailed below:

	09.30.21	09.30.20
Owner occupied farmland	558	95
Offices	8	-
Machines and equipment	1	1
Total amortization of right of use assets	567	96

11.
Biological assets

Changes in the Company’s biological assets for the three-month period ended as of September 30, 2021 and for the fiscal year ended as of June 30, 2021 were as follows:

	Sown land-crops		Breeding cattle	Other cattle	Others
	Level 1	Level 3	Level 2	Level 2	Level 1	Total as of 09.30.21	Total as of 06.30.21
Net book amount at the beginning of the period / year	310	2,273	3,025	65	48	5,721	4,159
Purchases	-	-	75	-	-	75	296
Initial recognition and changes in the fair value of biological assets	-	(490)	(265)	(7)	-	(762)	4,590
Decrease due to harvest	-	(2,622)	-	-	-	(2,622)	(9,562)
Sales	-	-	(392)	-	-	(392)	(2,041)
Consumes	-	-	(2)	-	(2)	(4)	(21)
Costs for the period	511	839	394	-	-	1,744	8,300
Balances at the end of the period / year	821	-	2,835	58	46	3,760	5,721

Non-current (production)	-	-	2,570	55	46	2,671	2,819
Current (consumable)	821	-	265	3	-	1,089	2,902
Net book amount at the end of the period / year	821	-	2,835	58	46	3,760	5,721

During the three-month period ended September 30, 2021 and the year ended June 30, 2021 there are not have been transfers between the fair value hierarchies 1 and 3 of sown land-crops. Likewise, there were no reclassifications among their respective categories.

See information on valuation processes used by the entity in Note 14 to the Consolidated Financial Statements as of June 30, 2021.

As of September 30, 2021, and June 30, 2021, the better and maximum use of biological assets shall not significantly differ from the current use.

12.
Inventories

Breakdown of Company’s inventories as of September 30, 2021 and June 30, 2021 are as follows:

	09.30.21	06.30.21
Current
Crops	2,755	2,842
Materials and supplies	11	7
Seeds and fodders	2,279	2,543
Total inventories	5,045	5,392

As of September 30, 2021, and June 30, 2021 the cost of inventories recognized as expense amounted to ARS 2,635 and ARS 7,722, respectively and they have been included in “Costs” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

13.
Financial instruments by category

Determining fair values

See determination of the fair value of the Company's financial instruments in Note 16 to the Annual Consolidated Financial Statements as of June 30, 2021.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of September 30, 2021 and June 30, 2021 and their allocation to the fair value hierarchy:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
September 30, 2021		Level 1
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	3,275	-	3,275	920	4,195
Investment in financial assets
- Pubilc companie´s securities	-	192	192	-	192
- Bonds	-	876	876	-	876
- Warrants	-	2,072	2,072	-	2,072
Derivative financial instruments
- Foreign-currency futures contracts	-	9	9	-	9
- Options on commodities	-	5	5	-	5
Cash and cash equivalents
- Cash on hand and at bank	66	-	66	-	66
- Short-term investments	-	75	75	-	75
Total assets	3,341	3,229	6,570	920	7,490

	Financial liabilities at amortized cost	Subtotal financial liabilities	Non-financial liabilities	Total

Liabilities as per statement of financial position
Trade and others payables (Note 16)	3,410	3,410	739	4,149
Borrowings (Note 18)	41,508	41,508	-	41,508
Total Liabilities	44,918	44,918	739	45,657

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2021		Level 1
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	4,117	-	4,117	1,169	5,286
Investment in financial assets
- Pubilc companie´s securities	-	150	150	-	150
- Bonds	-	903	903	-	903
- Warrants	-	2,346	2,346	-	2,346
Derivative financial instruments
- Crops future contracts	-	37	37	-	37
Cash and cash equivalents
- Cash on hand and at bank	4,143	-	4,143	-	4,143
- Short-term investments	-	190	190	-	190
Total assets	8,260	3,626	11,886	1,169	13,055

	Financial liabilities at amortized cost	Subtotal financial liabilities	Non-financial liabilities	Total

Liabilities as per statement of financial position
Trade and others payables (Note 16)	4,518	4,518	1,184	5,702
Borrowings (Note 18)	48,473	48,473	-	48,473
Total Liabilities	52,991	52,991	1,184	54,175

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

14.
Trade and other receivables

Breakdown of the Company’s trade and other receivables as of September 30, 2021 and June 30, 2021 are as follows:

	09.30.21	06.30.21
Receivables from sale of properties (i)	892	1,057
Receivables from sale of agricultural products and services	868	1,912
Debtors under legal proceedings	8	9
Less: allowance for doubtful accounts	(6)	(5)
Total trade receivables	1,762	2,973
Prepayments	170	141
Tax credits	583	834
Loans	5	7
Advance payments	111	139
Expenses to recover	61	62
Others	488	149
Total other receivables	1,418	1,332
Related parties (Note 25)	1,009	976
Total trade and other receivables	4,189	5,281
Non-current	777	963
Current	3,412	4,318
Total trade and other receivables	4,189	5,281

(i) Net of implicit interests

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 28.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.16 to the Consolidated Financial Statements as of June 30, 2021.

Movements on the Company’s allowance for doubtful accounts are as follows:

	09.30.21	06.30.21
Beginning of the period / year	5	12
Charges	-	(2)
Additions	2	3
Inflation Adjustment	(1)	(8)
End of the period / year	6	5

The addition and release of allowance for doubtful accounts have been included in “Selling expenses” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income (Note 22). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

15.
Cash flow information

Following is a detailed description of cash flows used in the Company’s operations for the three-month periods ended as of September 30, 2021 and 2020:

	09.30.21	09.30.20
Profit for the period	1,758	6,448
Adjustments for:
Income tax	(925)	31
Depreciation and amortization	26	14
Unrealized (gain)/ loss from derivative financial instruments of commodities	(14)	547
Foreign exchange gain in cash and changes in fair value of cash equivalents	(131)	-
Changes in fair value of financial assets at fair value through profit or loss	-	(30)
Financial results, net	(2,176)	136
Unrealized initial recognition and changes in the fair value of biological assets	104	(255)
Changes in net realizable value of agricultural products after harvest	(6)	(449)
Directors’ fees provision	15	-
Provisions and allowances	207	(825)
Loss from repurchase of non-convertible notes	9	-
Share of profit from participation in asscociates, subsidiaries and joint ventures.	(402)	(9,144)
Changes in fair value of investment properties	33	(1)
Decrease in biological assets	2,456	779
Decrease in inventories	353	888
Decrease/ (Increase) in trade and other receivables	1,044	(333)
Increase in right of use assets	-	(1,170)
(Decrease)/ Increase in lease Liabilities	(334)	791
Decrease in derivative financial instruments	(50)	(34)
Decrease in provisions	-	(2)
(Decrease)/ Increase in trade and other payables	(1,763)	2,121
Decrease in payroll and social security liabilities	(25)	(40)
Net cash generated from / (used in) from operating activities before income tax paid	179	(528)

The following table shows a detail of non-cash transactions occurred in the three-month periods ended as of September 30, 2021 and 2020:

	09.30.21	09.30.20
Non-cash transactions
Uncollected dividends	205	(26)
Increase in investment in subsidiaries, associates and joint ventures by currency translation adjustments.	-	(3,330)
Increase in investment in subsidiaries, associates and joint ventures through a decrease in trade and other receivables	-	3
Decrease in trade and other receivables through a decrease in lease liabilities	9	-
Currency translation adjustment	2,183	-
Increase in right of use assets through an increase of Lease liabilities	677	-
Decrease in trade and other receivables through a decrease in borrowings	234	-
Increase in other reserves through an increase in investment in subsidiaries, associates and joint ventures	16	-

16.
Trade and other payables

The detail of the Company’s trade and other payables as of September 30, 2021 and June 30, 2021 are as follows:

	09.30.21	06.30.21
Trade payables	1,326	1,223
Provisions	1,209	2,427
Sales, rent and services payments received in advance	448	949
Total trade payables	2,983	4,599
Taxes payable	115	61
Total other payables	115	61
Related parties (Note 25)	1,051	1,042
Total trade and other payables	4,149	5,702
Current	4,149	5,702
Total trade and other payables	4,149	5,702

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy). Book value of trade and other payables denominated in foreign currencies are detailed in Note 28.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.
Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor and tax claims and other claims	Total as of 09.30.21	Total as of 06.30.21
Beginning of period / year	275	275	19
Additions	53	53	271
Used during the period	(41)	(41)	-
Inflation adjustment	(24)	(24)	(15)
End of period / year	263	263	275
Non-current		253	270
Current		10	5
Total		263	275

18.
Borrowings

The detail of the Company’s borrowings as of September 30, 2021 and June 30, 2021 is as follows:

	Book value		Fair Value
	09.30.21	06.30.21	09.30.21	06.30.21
Non-convertible notes	29,594	34,481	28,306	33,856
Bank loans and others	4,796	5,904	4,796	5,904
Related parties (Note 25)	3,854	3,737	3,746	3,690
Bank overdrafts	3,264	4,351	3,264	4,351
Total borrowings	41,508	48,473	40,112	47,801
Non-current	25,744	21,234
Current	15,764	27,239
Total borrowings	41,508	48,473

19.
Taxation

The detail of the provision for the Company’s income tax is as follows:

	09.30.21	09.30.20
Deferred income tax	925	(31)
Income tax	925	(31)

The gross movements on the deferred income tax account were as follows:

	09.30.21	06.30.21
Beginning of the period / year	(10,725)	(6,141)
Charged to the Statement of Comprehensive Income	925	(4,475)
Revaluation surplus	-	(109)
End of the period / year	(9,800)	(10,725)

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before income tax as follows:

	09.30.21	09.30.20
Tax calculated at the tax applicable tax rate in effect (i)	(292)	(1,944)
Permanent differences:		-
Share of profit of subsidiaries, associates and joint ventures	141	2,743
Income tax rate change (*)	-	(20)
Provision for unrecoverability of tax loss carry-forwards	545	(1,037)
Result from sale of participation in subsidiaries	(26)	-
Non-taxable results, non-deductible expenses and others	(10)	2
Inflation adjustment for tax purposes	(966)	(950)
Inflation Adjustment	1,533	1,175
Income tax	925	(31)

(*)  Each period corresponds to the effect of applying to the deferred tax items the changes in the applicable tax rates.

(i) The Income Tax rate in effect in Argentina as of September 30, 2020 was 30%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

20.
Revenues

	09.30.21	09.30.20
Crops	3,073	2,979
Cattle	437	631
Leases and agricultural services	1	6
Total revenues	3,511	3,616

21.
Costs

	09.30.21	09.30.20
Crops	2,635	2,355
Cattle	392	501
Leases and agricultural services	1	14
Other costs	15	13
Total costs	3,043	2,883

22.
Expenses by nature
	Costs (i)	Cost of production	General and administrative expenses	Selling expenses	Total as of 09.30.21	Total as of 09.30.20
Supplies and labors	-	904	-	-	904	1,163
Leases and expenses	-	1	7	1	9	8
Amortization and depreciation	10	599	14	2	625	157
Doubtful accounts (charge and recovery)	-	-	-	2	2	2
Cost of sale of agricultural products and biological assets	3,020	-	-	-	3,020	2,856
Advertising, publicity and other selling expenses	-	-	-	4	4	3
Maintenance and repairs	-	30	22	-	52	50
Payroll and social security liabilities	11	142	236	12	401	299
Fees and payments for services	1	8	18	17	44	49
Freights	-	24	-	322	346	399
Bank commissions and expenses	-	-	19	-	19	14
Travel expenses and stationery	1	23	9	-	33	21
Conditioning and clearance	-	-	-	72	72	73
Director’s fees	-	-	15	-	15	15
Taxes, rates and contributions	-	13	-	48	61	66
Others	-	-	-	-	-	3
Total expenses by nature as of 09.30.21	3,043	1,744	340	480	5,607	-
Total expenses by nature as of 09.30.20	2,883	1,554	225	516	-	5,178

(i)
Include ARS 15 and ARS 13 of other agricultural operating costs as of September 30, 2021 and 2020, respectively.

23.
Other operating results, net
	09.30.21	09.30.20
Administration fees	1	2
Loss from commodity derivative financial instruments	(53)	(651)
Interests generated by operating credits	18	27
Contingencies	(10)	-
Others	(15)	-
Total other operating results, net	(59)	(622)

24.
Financial results, net

	09.30.21	09.30.20
Financial income:
Interest income	3	251
Total financial income	3	251
Interest expenses	(884)	(1,363)
Other financial costs	(101)	(115)
Total financial costs	(985)	(1,478)
Other financial results:
Exchange rate difference, net	2,051	(263)
Fair value gain / (loss) of financial assets at fair value through profit or loss	745	(97)
Loss from derivative financial instruments (except commodities)	(181)	(336)
Gain from repurchase of non - convertible notes	9	1
Total other financial results	2,624	(695)
Inflation Adjustment	173	317
Total financial results, net	1,815	(1,605)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
Related party transactions

See description of the main transactions conducted with related parties in Note 32 to the Consolidated Financial Statements as of June 30, 2021.

The following is a summary of the balances with related parties as of September 30, 2021 and June 30, 2021:

Items	09.30.21	06.30.21
Trade and other payables	(1,051)	(1,042)
Investments in financial assets	2,820	3,119
Borrowings	(3,854)	(3,737)
Trade and other receivables	1,009	976
Right of use assets	64	72
Lease Liabilities	(67)	(79)
Total	(1,079)	(691)

Related party	09.30.21	06.30.21	Description of transaction	Item
IRSA Inversiones y Representaciones Sociedad Anónima	110	66	Corporate services receivable	Trade and other receivables
	748	774	Bonds	Investments in financial assets
	-	(3)	Reimbursement of expenses to pay	Trade and other payables
	1	1	Leases	Trade and other receivables
	2,072	2,345	Warrants	Investments in financial assets
Banco de Crédito y Securitización S.A.	(24)	-	Rent and services received	Trade and other payables
Brasilagro Companhia Brasileira de Propriedades Agrícolas	(7)	(7)	Rent and services received	Trade and other payables
	18	20	Dividends receivable	Trade and other receivables
	20	20	Reimbursement of expenses receivable	Trade and other receivables
Helmir S.A.	(835)	(527)	Borrowings	Borrowings
	(586)	(620)	Other debts	Trade and other payables
Alafox S.A.	(587)	(619)	Borrowings	Borrowings
Futuros y Opciones.Com S.A.	532	205	Brokerage operations receivable	Trade and other receivables
	(175)	(170)	Reimbursement of expenses to pay	Trade and other payables
Total subsidiaries	1,287	1,485
Agro-Uranga S.A.	2	1	Dividends receivables	Trade and other receivables
	5	-	Reimbursement of expenses receivable	Trade and other receivables
	-	(1)	Reimbursement of expenses to pay	Trade and other payables
Total associates	7	-
IRSA Propiedades Comerciales S.A.	275	185	Reimbursement of expenses receivable	Trade and other receivables
	3	3	Share based payments	Trade and other receivables
	(14)	-	Other debts	Trade and other payables
	(67)	(79)	Lease	Lease Liabilities
	(2,308)	(2,459)	Non-convertible notes	Borrowings
	64	72	Right of use assets	Right of use assets
Panamerican Mall S.A.	(52)	(56)	Non-convertible notes	Borrowings
Amauta Agro S.A.	-	(137)	Purchase of goods and/or services	Trade and other payables
	22	16	Debtors for sales, rentals and services	Trade and other receivables
FyO Acopio S.A.	-	37	Debtors for sales, rentals and services	Trade and other receivables
	(15)	(74)	Purchase of goods and/or services	Trade and other payables
Total Subsidiaries of the subsidiaries	(2,092)	(2,492)
Turismo Investment S.A.	-	408	Other credits	Trade and other receivables
BNH VIDA	(72)	(76)	Non-convertible notes	Borrowings
CAMSA y sus subsidiarias	(195)	-	Management fees	Trade and other payables
Other Related parties	(267)	332
Inversiones Financieras del Sur S.A.	9	7	Loans granted	Trade and other receivables
Total Parent Company	9	7
Directors and Senior Management	12	7	Reimbursement of expenses receivable	Trade and other receivables
	(35)	(30)	Directors' fees	Trade and other payables
Total directors and senior management	(23)	(23)
Total	(1,079)	(691)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the three-month period ended as of September 30, 2021 and 2020:

Related party	09.30.21	09.30.20	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima	(1)	(3)	Leases and/or rights of use
	(17)	-	Financial operations
	-	47	Corporate services
Futuros y Opciones.Com S.A.	(3)	(8)	Purchase of goods and/or services
	(2)	2	Financial operations
Sociedad Anónima Carnes Pampeanas S.A.	-	387	Sale of goods and/or services
Amauta Agro S.A.	81	(5)	Purchase of goods and/or services
Helmir S.A.	28	(7)	Financial operations
Total subsidiaries	86	413
Torodur S.A.	-	2	Financial operations
Panamerican Mall S.A.	2	6	Financial operations
Yatay Agropecuaria S.A.	-	(6)	Financial operations
IRSA Propiedades Comerciales S.A.	1	(3)	Leases and/or rights of use
	-	156	Corporate services
	(87)	(78)	Financial operations
FyO Acopio S.A.	-	(2)	Management fees
	(29)	(34)	Purchase of goods and/or services
Total Subsidiaries of the subsidiaries	(113)	41
Estudio Zang, Bergel & Viñes	(2)	(6)	Legal services
CAMSA y sus subsidiarias	(195)	(716)	Management fees
BNH Vida S.A.	3	(9)	Financial operations
BACS Administradora de Activos S.A.	-	(105)	Financial operations
Isaac Elsztain e Hijos S.C.A.	(1)	(2)	Leases and/or rights of use
Other Related parties	(195)	(838)
Directors	(15)	(15)	Compensation of Directors
Senior Management	-	(11)	Compensation of Senior Management
Total directors y Senior Management	(15)	(26)
Inversiones Financieras del Sur S.A.	2	3	Financial operations
Total sociedad controlante	2	3
Total	(235)	(407)

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2021 and 2020:

Related party	09.30.21	09.30.20	Description of transaction
FyO Acopio S.A.	205	-	Dividends received
Agro-Uranga S.A.	-	35	Dividends received
Uranga Trading S.A.	-	15	Dividends received
Total dividends received	205	50

26.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 – Investment properties
Note 8 – Property, plant and equipment
Exhibit B - Intangible assets	Note 9 – Intangible assets
Exhibit C - Equity investments	Note 6 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 13 – Financial instruments by category
Exhibit E - Provisions	Note 14 – Trade and other receivables
Note 17 – Provisions
Exhibit F - Cost of sales and services	Note 27 – Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 28 – Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 22 – Expenses by nature

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

27.
Cost of sales and services provided

Description	Biological assets (1)	Agricultural stock	Services and other operating costs	Total as of 09.30.21	Total as of 09.30.20
Beginning of the period	3,090	5,392	-	8,482	6,175
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(272)	-	-	(272)	(69)
Changes in the net realizable value of agricultural products after harvest	-	6	-	6	449
Increase due to harvest	-	2,669	-	2,669	1,371
Acquisitions and classifications	75	191	-	266	886
Consume	(2)	(578)	-	(580)	(683)
Expenses incurred	394	-	1	395	482
Inventories	(2,893)	(5,045)	-	(7,938)	(5,741)
Cost as of 09.30.21	392	2,635	1	3,028	-
Cost as of 09.30.20	501	2,355	14	-	2,870

(1) Corresponds to breeding cattle movements and other cattle.

28.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of September 30, 2021 and June 30, 2021 are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 09.30.21	Total as of 06.30.21
Assets
Trade and other receivables
US Dollar	10	98.536	992	2,378
Receivables with related parties:
US Dollar	0.2	98.740	19	15
Total trade and other receivables			1,011	2,393

Investment in financial assets with related parties:
US Dollar	8	98.740	747	774
Total Investment in financial assets			747	774

Derivative financial instruments
US Dollar	0.36	98.540	14	37
Total Derivative financial instruments			14	37

Cash and cash equivalents
US Dollar	0.1	98.536	13	4,139
Total Cash and cash equivalents			13	4,139

Liabilities
Trade and other payables
US Dollar	17	98.740	1,688	2,381
Trade and other payables with related parties:
US Dollar	6	98.740	589	622
Brazilian Reais	0.4	20.000	7	8
Total trade and other payables			2,284	3,011

Lease Liabilities
US Dollar	0.68	98.740	67	80
Total Lease Liabilities			67	80

Borrowings
US Dollar	314	98.742	30,959	40,147
Borrowings related with related parties:
US Dollar	39	98.740	3,854	-
Total Borrowings			34,813	40,147

(1)
Exchange rate as of September 30, 2021 according to Banco Nación Argentina records.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

29.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which is a supplier of the Company and where Company’s documentation was being kept. Based on the internal review carried out by the Company, duly reported to CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

30.
Negative working capital

At the end of the period, the Company carried a working capital deficit of ARS 10,879, whose treatment is under consideration by the Board of Directors and the respective Management. The Company has issued during the current fiscal year and after September 30, 2021 NCN for a total of USD 90.1 million and shares for a total of USD 42.5 million.

31.
Economic context in which society operates

See economic context in which society operates in Note 32 to the Unaudited Condensed Interim Consolidated Financial Statements.

32.
Subsequent events

See others subsequent events in Note 33 to the Unaudited Condensed Interim Consolidated Financial Statements.

                                 Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Carlos Della Paolera 261, 9° floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-50930070-0

Introduction

We have reviewed the accompanying unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“the Company”), which comprise the unaudited condensed interim separate statement of financial position at September 30, 2021, the unaudited condensed interim separate statements of income and other comprehensive income, of changes in shareholders’ equity and of cash flows for the three-month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2021 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim separate financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

                                 Free translation from the original prepared in Spanish for publication in Argentina

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim separate financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, and the separate statements of income and other comprehensive income and of cash flows of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria, that:

a)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records kept in their formal aspects in accordance with legal regulations except that i) are pending transcription to the Book "Inventory and Balances” and ii) the accounting entries corresponding to the month of September 2021 are pending transcription to the Daily Book;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in accordance with legal requirements;

c)
ee have read the additional information to the notes to the unaudited condensed interim separate financial statements required by section 12, Chapter III, Title IV of the rules of the National Securities Commission, on which we have no observations to make regarding matters that are within our competence;

d)
at September 30, 2021 the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $ 21,271,297, which is not due at that date.

Autonomous City of Buenos Aires, November 10, 2021

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17
Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. V. 340 F. 156

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2021

Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Economic context in which the Group operates

The Group operates in a complex context both due to macroeconomic conditions, whose main variables have recently experienced strong volatility, as well as regulatory, social, and political conditions, both nationally and internationally.

The results from operations may be affected by fluctuations in the inflation and the exchange rate of the Argentine peso against other currencies, mainly the dollar, changes in interest rates which have an impact on the cost of capital, changes in government policies, capital controls and other political or economic events both locally and internationally.

In December 2019, a new strain of coronavirus (SARS-COV-2), which caused severe acute respiratory syndrome (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing lockdowns, among other measures. The ongoing pandemic and these extraordinary government measures are affecting global economic activity, resulting in significant volatility in global financial markets.

On March 3, 2020, the first case of COVID-19 was registered in the country and as of today, more than 5,290,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentinian Government implemented a series of health measures of social, preventive and mandatory lockdown at the national level with the closure of non-essential activities, including shopping malls, as well as the suspension of flights and border closures, for much of the year 2020. Since October 2020, a large part of the activities started to become more flexible, in line with a decrease in infections, although between April 16 and June 11, 2021, because of the sustained increase in the cases registered, the National Government established restrictions on night activity and the closure of shopping malls in Buenos Aires Metropolitan Area. Due to the flexibility that has occurred in the economic activities since the beginning of this fiscal year and as of the date of issuance of these financial statements, 100% of the shopping malls are operational.

At the local environment, the following circumstances were observed:

●
In August 2021, the Monthly Economic Activity Estimator (“EMAE” in Spanish) reported by the National Institute of Statistics and Censuses (“INDEC” in Spanish), registered a variation of 12.8% compared to the same month of 2020, and 1.1% compared to the previous month.

●
The annual retail inflation reached 52.47% in the last 12 months. The survey on market expectations prepared by the Argentine Central Bank in September 2021, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 48.2% i.a. for December 2021 and 46.0% for December 2022. Analysts participating in the REM forecast a rebound in economic activity in 2021, reaching an economic growth of 7.6%.

●
In the period from September 2020 to September 2021, the Argentine peso depreciated 29.6% against the US dollar according to the wholesale average exchange rate of Banco de la Nación Argentina. Given the exchange restrictions in force since August 2019, as of September 30, 2021, there is an exchange gap of approximately 78.9% between the official price of the dollar and its price in parallel markets, which impacts the level of activity in the economy and affects the level of reserves of the Argentine Central Bank. Additionally, these exchange restrictions, or those that may be dictated in the future, could affect the Group's ability to access the Single Free Exchange Market (“MULC” in Spanish) to acquire the necessary currencies to meet its financial obligations.

1

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2021

COVID-19 Pandemic

As described above, the COVID-19 pandemic has adversely impacted both the global economy and the Argentine economy and the Group's business, mainly in shopping malls and hotels segments while CRESUD and its subsidiary BrasilAgro continued to operate normally as it is an essential activity in the provision of food. It should be mentioned that since the beginning of fiscal year 2022, and until the date of presentation of the financial statements, the Group's shopping malls are fully operational, as well as the office buildings, despite the remote work modality that some tenants continue to apply. Regarding hotels, although they have been operating since December 2020, the sector continues working with certain restrictions on air flows and the influx of international tourism.

The final extent of the Coronavirus outbreak and its impact on the country's economy is still uncertain. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Group’s ability to meet its financial commitments for the next twelve months.

The Group is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

2

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2021

Consolidated Results

(In ARS million)	3M 22	3M 21	YoY Var
Revenues	17,196	12,053	42.7%
Costs	(13,480)	(10,128)	33.1%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	2,124	1,035	105.2%
Changes in the net realizable value of agricultural produce after harvest	(129)	804	(116.0)%
Gross profit	5,711	3,764	51.7%
Net gain from fair value adjustment on investment properties	(6,463)	36,099	(117.9)%
Gain from disposal of farmlands	-	124	(100.0)%
General and administrative expenses	(1,436)	(1,429)	0.5%
Selling expenses	(1,166)	(1,574)	(25.9)%
Other operating results, net	976	449	117.4%
Management Fee	(195)	(716)	(72.8)%
Result from operations	(2,573)	36,717	(107.0)%
Depreciation and Amortization	1,254	1,048	19.7%
EBITDA (unaudited)	(1,319)	37,765	(103.5)%
Adjusted EBITDA (unaudited)	5,381	7,854	(31.5)%
Loss from joint ventures and associates	(207)	202	(202.5)%
Result from operations before financing and taxation	(2,780)	36,919	(107.5)%
Financial results, net	3,010	(3,900)	-
Result before income tax	230	33,019	(99.3)%
Income tax expense	2,608	(12,161)	-
Result for the period from continued operations	2,838	20,858	(86.4)%
Result from discontinued operations after income tax	-	(9,382)	(100.0)%
Result for the period	2,838	11,476	(75.39)%

Attributable to
Equity holder of the parent	2,040	4,411	(53.8)%
Non-controlling interest	798	7,065	(88.7)%

Consolidated revenues increased by 42.7% in the first quarter of the fiscal year 2022 compared to the same period of fiscal year 2021, while adjusted EBITDA reached ARS 5.381 million, 31.5% lower than in the same period of fiscal year 2021. Agribusiness adjusted EBITDA was ARS 3,593 and urban properties and investments business (IRSA) adjusted EBITDA was ARS 2,107 million.

The net result for the first quarter of fiscal year 2022 registered a gain of ARS 2,838 million, 75.3% below the ARS 11,476 million registered in the same period of 2021, mainly due to the impact of negative results due to changes in the fair value of investment properties from IRSA which, in the previous period, recorded a gain of ARS 36,099 million.

3

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2021

Description of Operations by Segment

3M 2022	Agribusiness	Urban Properties and Investments	Total	3M 22 vs. 3M 21
Revenues	12,878	3,430	16,308	37.1%
Costs	(11,723)	(748)	(12,471)	32.0%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	2,106	-	2,106	108.7%
Changes in the net realizable value of agricultural produce after harvest	(129)	-	(129)	(116.0)%
Gross profit	3,132	2,682	5,814	36.4%
Net gain from fair value adjustment on investment properties	(33)	(6,545)	(6,578)	(117,6)%
Gain from disposal of farmlands	-	-	-	(100.0)%
General and administrative expenses	(701)	(759)	(1,460)	0.8%
Selling expenses	(842)	(337)	(1,179)	(25.8)%
Other operating results, net	720	239	959	140.4%
Result from operations	2,276	(4,720)	(2,444)	(106.2)%
Share of profit of associates	(49)	(80)	(129)	(82.6)%
Segment result	2,227	(4,800)	(2,573)	(106.7)%

3M 2021	Agribusiness	Urban Properties and Investments	Total
Revenues	10,040	1,857	11,897
Costs	(8,455)	(993)	(9,448)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,009	-	1,009
Changes in the net realizable value of agricultural produce after harvest	804	-	804
Gross profit	3,398	864	4,262
Net gain from fair value adjustment on investment properties	70	37,305	37,375
Gain from disposal of farmlands	124	-	124
General and administrative expenses	(452)	(997)	(1,449)
Selling expenses	(903)	(687)	(1,590)
Other operating results, net	425	(26)	399
Result from operations	2,662	36,459	39,121
Share of profit of associates	(20)	(720)	(740)
Segment result	2,642	35,739	38,381

2022 Campaign

The 2022 campaign is of similar dimensions to the 2020 and 2021 campaigns, with higher commodity prices, rising costs and higher margins per hectare. We will continue to apply the best agricultural practices to minimize climate risk and achieve high yields. Regarding livestock, the 2022 campaign is presented with certain questions regarding international demand and the export position that Argentina could adopt. We will continue to focus on improving our productivity, controlling costs, working efficiently to achieve the highest possible operating margins. We will continue concentrating our livestock production in our own fields, mainly in the Northwest of Argentina and consolidating our activity in Brazil.

Our Portfolio

During the first quarter of fiscal year 2022, our portfolio under management consisted of 750,638 hectares, of which 298,488 hectares are productive and 452,150 hectares are land reserves distributed in the four countries of the region where we operate.

4

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2021

Breakdown of Hectares

Own and under Concession (*) (**) (***)

	Productive Lands
	Agricultural	Cattle	Reserved	Total
Argentina	64,454	140,971	328,655	534,080
Brazil	59,183	8,813	78,957	146,953
Bolivia	8,776	-	1,244	10,020
Paraguay	13,803	2,488	43,294	59,585
Total	146,216	152,272	452,150	750,638
(*) Includes Brazil, Paraguay, Agro-Uranga S.A. at 34.86% and 132,000 hectares under Concession.
(**) Includes 85,000 hectares intended for sheep breeding
(***) Excludes double crops.

Leased (*)

	Agricultural	Cattle	Other	Total
Argentina	49,850	13,040	-	62,890
Brazil	47,482	-	3,265	50,747
Bolivia	-	-	-	-
Total	97,332	13,040	3,265	113,637
(*) Excludes double crops.

Segment Income – Agricultural Business

I)
Land Development and Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

in ARS million	3M 22	3M 21	YoY Var
Revenues	-	-	-
Costs	(15)	(12)	25.00%
Gross loss	(15)	(12)	25.00%
Net gain from fair value adjustment on investment properties	-	70	(100.00)%
Gain from disposal of farmlands	(33)	124	(126.61)%
General and administrative expenses	(2)	(2)	-
Other operating results, net	395	2,013	(80.38)%
Profit from operations	345	2,193	(84.27)%
Segment profit	345	2,193	(84.27)%
EBITDA	347	2,195	(84.19)%
Adjusted EBITDA	380	2,125	(82.12)%

In September 2021, our subsidiary BrasilAgro sold a fraction of 4,573 hectares (2.859 productive hectares) of the “Rio do Meio” farm located in Correntina, State of Bahia, Brazil, that was acquired in January 2020. After this operation, a remaining surface of 7,715 hectares of this farm is still owned by the BrasilAgro. The total amount of the operation was set at BRL 130.1 million, of which BRL 5.3 million have already been collected and an additional payment of BRL 10.6 million will be done in 2021 and the remaining balance will be paid in 7 annual installments. The field was valued on the books at BRL 40 million and the internal rate of return in dollars reached was 40.3%.

5

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2021

As a subsequent event, in October 2021, BrasilAgro sold a fraction of 3,723 hectares (2,694 productive hectares) of the “Alto Taquari” farm located in the State of Mato Grosso, Brazil. After this operation, a remaining Surface of 1,308 of the farm is still owned by Brasilagro. The total amount of the operation was set at BRL 589 million and the possession of the hectares and, consequently, the recognition of the sale, will be done in two stages: 2,566 hectares (1,537 productive hectares) in October 2021 for an approximate value of BRL 336 million and 1,157 productive hectares in September 2024, for an approximate value of BRL 253 million. The buyer made an initial payment of BRL 16.5 million with an additional payment of BRL 31.4 million remaining in 2021. The remaining balance will be indexed in soybean bags with annual payments over an average term of 3.9 years. The field was valued on the books at BRL 31.3 million and the internal rate of return in dollars reached was 12%.

Agricultural Production

The result of the Farming segment increased by ARS 1.389 million, from a ARS 249 million gain during the first quarter of fiscal year 2021 to a ARS 1,638 million gain during the same period of the fiscal year 2022.

in ARS million	3M 22	3M 21	YoY Var
Revenues	10,998	8,754	25.6%
Costs	(10,535)	(7,508)	40.3%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	2,106	1,009	108.7%
Changes in the net realizable value of agricultural produce after harvest	(129)	804	(116.0)%
Gross profit	2,440	3,059	(20.2)%
General and administrative expenses	(420)	(317)	32.5%
Selling expenses	(665)	(813)	(18.2)%
Other operating results, net	280	(1,668)	-
Profit from operations	1,635	261	526.4%
Profit from associates	3	(12)	-
Segment profit	1,638	249	557.8%
EBITDA	2,707	1,099	146.3%
Adjusted EBITDA	2,707	1,099	146.3%

II.a) Crops and Sugarcane

Crops

in ARS million	3M 22	3M 21	YoY Var
Revenues	6,688	5,523	21.1%
Costs	(6,860)	(4,657)	47.3%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	147	227	(35.2)%
Changes in the net realizable value of agricultural produce after harvest	(130)	804	(116.17)%
Gross (loss) / profit	(155)	1,897	(108.17)%
General and administrative expenses	(259)	(195)	32.8%
Selling expenses	(583)	(663)	(12.1)%
Other operating results, net	287	(1,639)	-
Loss from operations	(710)	(600)	18.3%
Share of loss of associates	3	(12)	-
Activity Loss	(707)	(612)	15.5%

6

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2021

Sugarcane

in ARS million	3M 22	3M 21	YoY Var
Revenues	3,481	2,217	57.0%
Costs	(2,944)	(1,991)	47.9%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	2,239	790	183.4%
Gross profit	2,776	1,016	173.2%
General and administrative expenses	(85)	(66)	28.8%
Selling expenses	(39)	(85)	(54.1)%
Other operating results, net	-	(21)	(100.0)%
Profit from operations	2,652	844	214.2%
Activity profit	2,652	844	214.2%

Operations

Production Volume (1)	3M 22	3M 21	3M 20	3M 19
Corn	229,203	187,328	285,831	103,688
Soybean	90	1,386	1,270	(686)
Wheat	531	72	(164)	77
Sorghum	2,840	783	3,229	1,048
Sunflower	-	-	(1)	-
Cotton	3,094	6,723	3,237	-
Other	1,631	449	198	1,790
Total Crops (tons)	237,389	196,741	293,600	105,917
Sugarcane (tons)	1,059,914	1,142,166	1,168,915	957,663
(1)
Includes Brasilagro, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

Volume of	3M22			3M21			3M20			3M19			3M18
Sales (1)		F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Corn	129.7	22.0	151.7	161.1	33.3	194.4	152.5	18.1	170.6	65.3	-	65.3	134.4	-	134.4
Soybean	48.7	46.6	95.3	68.2	22.5	90.7	67.5	38.4	105.9	14.3	29.2	43.5	21.1	5.8	26.9
Wheat	0.8	-	0.8	0.6	0.2	0.8	1.5	-	1.5	4.4	-	4.4	6.4	-	6.4
Sorghum	6.3	-	6.3	-	-	-	-	-	-	-	-	-	-	-	-
Sunflower	0.1	-	0.1	-	-	-	4.3	-	4.3	2.0	-	2.0	0.4	-	0.4
Cotton	1.6	-	1.6	0.3	-	0.3	-	-	-	-	-	-	-	-	-
Others	3.3	0.8	4.1	1.5	1.0	2.5	0.3	-	0.3	-	-	-	0.6	-	0.6
Total Crops (thousands of tons)	190.5	69.4	259.9	231.7	57.0	288.7	226.1	56.5	282.6	86.0	29.2	115.2	162.9	5.8	168.7
Sugarcane (thousands of tons)	1,056.7	-	1,056.7	1,038.3	-	1,038.3	1,056.6	-	1,056.6	890.9	-	890.9	895.1	-	895.1

Results from the Grains activity decreased by ARS 95 million, from a loss of ARS 612 million during the first quarter of fiscal year 2021 to a loss of ARS 707 million during the same period of fiscal year 2022, mainly because of:

●
Lower results because of a negative variation in the result from sales, caused by the increase in sales costs, by a higher volume invoiced in Brazil, and a lower volume sold in Argentina due to the need to liquidate all the stock during the pandemic, and a reduction in the result from holding, since the prices of had a better performance against inflation in the previous period.

●
Higher results from a positive variation in the result for commodities derivatives, and a gain of BRL 8.7 million in the current period from an agricultural insurance indemnity in Paraguay.

The result of the Sugarcane activity increased by ARS 1,808 million, from a gain of ARS 844 million in the first quarter of fiscal year 2021 to a gain of ARS 2,652 million in 2022. This is mainly due to a higher productive result of Brazil, mainly because of higher sales results due to better prices.

7

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2021

Area in Operation (hectares) (1)	As of 09/30/21	As of 09/30/20	YoY Var
Own farms	118,741	105,799	12.2%
Leased farms	120,267	138,867	(13.4)%
Farms under concession	22,174	26,409	(16.0)%
Own farms leased to third parties	20,680	13,837	49.5%
Total Area Assigned to Production	281,862	284,912	(1.1)%
(1)
Includes Agro-Uranga, Brazil and Paraguay,

II.b) Cattle Production

Production Volume (1)	3M22	3M21	3M20	3M19	3M18
Cattle herd (tons)	1,468	1,799	2,211	2,338	2,010
Milking cows (tons)	-	-	-	-	133
Cattle (tons)	1,468	1,799	2,111	2,338	2,143
(1)
Includes Carnes Pampeanas. The meatpacking facilities have been sold on IIIQ 2021
(2)
Milk was discontinued on IIQ 2018

Volume of	3M22			3M21			3M20			3M19			3M18
Sales (1)		D.M	F.M	Total	D.M	D.M	F.M	Total	D.M	D.M	F.M	Total	D.M	F.M	Total
Cattle herd	3.0	-	3.0	5.6	-	5.6	4.7	-	4.7	1.7	-	1.7	2.3	-	2.3
Milking cows(2)	-	-	-	-	-	-	-	-	-	-	-	-	0.1	-	0.1
Cattle (thousands of tons)	3.0	-	3.0	5.6	-	5.6	4.7	-	4.7	1.7	-	1.7	2.4	-	2.4
D.M.: Domestic market
F.M.: Foreign market
(1)
Includes Carnes Pampeanas. The meatpacking facilities have been sold on IIIQ 2021.
(2)
Milk was discontinued on IIQ 2018

Cattle

In ARS Million	3M 22	3M 21	YoY Var
Revenues	710	932	(23.8)%
Costs	(620)	(761)	(18.5)%
Initial recognition and changes in the fair value of biological assets and agricultural produce	(280)	(8)	3400.0%
Changes in the net realizable value of agricultural produce after harvest	1	-	-
Gross Profit	(189)	163	(216.0)%
General and administrative expenses	(53)	(38)	39.5%
Selling expenses	(33)	(50)	(34.0)%
Other operating results, net	(7)	(3)	133.3%
Profit from operations	(282)	72	(491.7)%
Activity Profit	(282)	72	(491.7)%

Area in operation – Cattle (hectares) (1)	As of 09/30/21	As of 09/30/20	YoY Var
Own farms	63,102	64,986	(2.8)%
Leased farms	12,590	12,635	(0.4)%
Farms under concession	2,845	3,097	(8.1)%
Own farms leased to third parties	1,775	1,775	-
Total Area Assigned to Cattle Production	80,312	82,493	(2.5)%
(1) Includes Agro-Uranga, Brazil and Paraguay,

Stock of Cattle Heard	As of 09/30/21	As of 09/30/20	YoY Var
Breeding stock	53,755	57,264	(6.1)%
Winter grazing stock	4,136	6,629	(37.6)%
Sheep stock	11,394	12,160	(6.3)%
Total Stock (heads)	69,285	76,053	(8.9)%

8

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2021

The result of the Cattle activity decreased by ARS 354 million: from a ARS 72 million gain during the first quarter of fiscal year 2021 to a ARS 282 million loss in the same period of fiscal year 2022, mainly explained by a decrease in the revenues from sales due to a lower volume traded and a negative variation in holding due to the increase in prices that had a better performance comparing to inflation in the previous period.

II.c) Agricultural Rental and Services

In ARS Million	3M 22	3M 21	YoY Var
Revenues	119	82	45.1%
Costs	(111)	(99)	12.1%
Gross profit	8	(17)	-
General and Administrative expenses	(23)	(18)	27.8%
Selling expenses	(10)	(15)	(33.3)%
Other operating results, net	-	(5)	(100.0)%
Profit from operations	(25)	(55)	(54.5)%
Activity profit	(25)	(55)	(54.5)%

The result of the activity was increased by ARS 30 million, from a loss of ARS 55 million in the first quarter of fiscal year 2021 to a loss of ARS 25 million in the same period of 2022.

III) Other Segments

We include within "Others" the results coming from our investment in FyO.

The result of the segment increased by ARS 146 million, going from a gain of ARS 287 million for the first quarter of the fiscal year 2021 to a gain of ARS 433 million for the same period of fiscal year 2022, mainly because of better operating results corresponding to Futures and Options, mainly due to a higher profit in stockpiling and consignment operations, higher margins in grain brokerage commissions and an increase in the profit from the sale of inputs.

In ARS Million	3M 22	3M21	YoY Var
Revenues	1,880	1,286	46.2%
Costs	(1,173)	(935)	25.5%
Gross profit	707	351	101.4%
General and administrative expenses	(90)	(46)	95.7%
Selling expenses	(177)	(90)	96.7%
Other operating results, net	45	80	(43.8)%
Profit from operations	485	295	64.4%
Profit from associates	(52)	(8)	550.0%
Segment Profit	433	287	50.9%
EBITDA	506	318	59.1%
Adjusted EBITDA	506	318	59.1%

IV) Corporate Segment

The negative result of the segment increased by ARS 102 million, from a loss of ARS 87 million in the first quarter of the fiscal year 2021 to a loss of ARS 189 million in the same period of fiscal year 2022.

In ARS Million	3M 22	3M21	YoY Var
General and administrative expenses	(189)	(87)	117.2%
Loss from operations	(189)	(87)	117.2%
Segment loss	(189)	(87)	117.2%
EBITDA	(184)	(85)	116.5%
Adjusted EBITDA	(184)	(85)	116.5%

9

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2021

Urban Properties and Investments Business (through our subsidiary IRSA Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of September 30, 2021, our direct and indirect equity interest in IRSA was 62.2% over stock capital.

Consolidated Results of our Subsidiary IRSA Inversiones y Representaciones S,A,

In ARS million	3M 22	3M 21	YoY Var
Revenues	4,351	2,450	77.6%
Results from operations	(4,665)	-	100.0%
EBITDA	(4,560)	37,344	(112.2)%
Adjusted EBITDA	2,107	15,666	(86.6)%
Segment Result	(4,800)	35,739	(113.4)%

Consolidated revenues from sales, rentals and services increased by 77.6% in the first quarter of fiscal year 2022 compared to the same period of 2021, while adjusted EBITDA, which excludes the effect of the result from changes in the unrealized fair value of investment properties adding the realized one, decreased to ARS 2,107 million, 86.6% lower than in the first quarter of fiscal year 2021, mainly explained by the office sales made during the last fiscal year.

Financial Indebtedness and Other

The following tables contain a breakdown of company’s indebtedness:

Agricultural Business

Description	Currency	Amount (USD MM)(2)	Interest Rate	Maturity
Bank overdrafts	ARS	63.8	Variable	< 360 days
Series XXIX	USD	53.6	3.50%	Dec-21
Series XXXII	USD	34.3	9.00%	Nov-22
Series XXIII (1)	USD	113.2	6.50%	Feb-23
Series XXX	USD	25.0	2.00%	Aug-23
Series XXXI	USD	1.2	9.00%	Nov-23
Series XXXIV	USD	35.8	6.99%	Jun-24
Series XXXIII	USD	18.8	6.99%	Jul-24
Series XXXV	USD	41.8	3.50%	Sep-24
Other debt		44.8	-	-
CRESUD’s Total Debt (3)	USD	432.3
Cash and cash equivalents (3)	USD	11.6
CRESUD’s Net Debt	USD	420.7
Brasilagro’s Total Net Debt	USD	(104.7)
(1) Net of repurchases
(2) Principal amount stated in USD (million) at an exchange rate of 98.74 ARS/USD and 5.443 BRL/USD, without considering accrued interest or elimination of balances with subsidiaries.
(3) Helmir & CRESUD stand-alone.

10

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2021

Urban Properties and Investments Business

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	3.2	Floating	< 360 days
Series VII NCN	USD	33.7	4.0%	Jan-22
Series X NCN	ARS	7.1	Floating	Mar-22
Series V NCN	USD	9.2	9.0%	May-22
Series IX NCN	USD	80.7	10.0%	Mar-23
Series I NCN	USD	3.1	10.0%	Mar-23
Series VIII NCN	USD	31.8	10.0%	Nov-23
Series XI NCN	USD	15.8	5.0%	Mar-24
Series XII NCN	ARS	48.3	Floating	Mar-24
Series XIII NCN	USD	58.2	3.9%	Aug-24
Loan with IRSA CP (3)	USD	41.4	-	Mar-22
Other debt	USD	5.9	-	Feb-22
IRSA’s Total Debt	USD	338.4
Cash & Cash Equivalents + Investments	USD	6.8
IRSA’s Net Debt	USD	331.6
Bank loans and overdrafts	ARS	51.7	-	< 360 days
PAMSA loan	USD	16.2	Fixed	Feb-23
IRSA CP NCN Class II	USD	358.5	8.75%	Mar-23
IRSA CP’s Total Debt	USD	426.4
Cash & Cash Equivalents + Investments (2)	USD	126.0
Intercompany Credit	USD	41.4
IRSA CP’s Net Debt	USD	259.0
(1)
Principal amount in USD (million) at an exchange rate of ARS 98.74/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.
(3)
Includes amounts taken by IRSA and subsidiaries.

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Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2021

Comparative Summary Consolidated Balance Sheet Data

In ARS million	Sep-21	Sep-20	Sep-19
Current assets	67,907	76,477	372,073
Non-current assets	281,885	294,181	797,120
Total assets	349,792	370,658	1,169,193
Current liabilities	59,599	76,966	250,417
Non-current liabilities	176,852	177,969	741,682
Total liabilities	236,451	254,935	992,099
Total capital and reserves attributable to the shareholders of the controlling company	35,515	35,458	34,532
Minority interests	77,826	80,265	142,562
Shareholders’ equity	113,341	115,723	177,094
Total liabilities plus minority interests plus shareholders’ equity	349,792	370,658	1,169,193

Comparative Summary Consolidated Statement of Income Data

In ARS million	Sep-21	Sep-20	Sep-19
Gross profit	5,711	3,764	7,297
(Loss) / Profit from operations	(2,573)	36,717	23,901
Share of profit of associates and joint ventures	(207)	202	1,326
Profit from operations before financing and taxation	(2,780)	36,919	25,227
Financial results, net	3,010	(3,900)	(27,728)
Profit before income tax	230	33,019	(2,500)
Income tax expense	2,608	(12,161)	4,142
Result of the period of continuous operations	2,838	20,858	(6,642)
Result of discontinued operations after taxes	-	(9,382)	21,114
Result for the period	2,838	11,476	14,472
Controlling company’s shareholders	2,040	4,411	(4,868)
Non-controlling interest	798	7,065	19,340

Comparative Summary Consolidated Statement of Cash Flow Data

In ARS million	Sep-21	Sep-20	Sep-19
Net cash generated by operating activities	9,134	6,613	18,146
Net cash (used in) / generated by investment activities	(195)	61,812	4,974
Net cash used in financing activities	(9,427)	(46,109)	(54,829)
Total net cash generated during the fiscal period	(488)	22,316	(31,709)

Ratios

In ARS million	Sep-21	Sep-20	Sep-19
Liquidity (1)	1.139	0.994	1.486
Solvency (2)	0.479	0.454	0.179
Restricted capital (3)	0.806	0.794	0.682
Profitability (4)	0.025	0.099	0.082
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity/Total Liabilities
(3) Non-current Assets/Total Assets
(4) Net income for the fiscal year (excluding Other Comprehensive Income) / Average Total Shareholders’ Equity

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Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2021

Material events of the quarter and subsequent events

July 2021: Exchange Offer Series XXV Notes - BCRA Communication

On July 5, 2021, the company completed the exchange operation of the Series XXV Notes with a nominal value of USD 59.6 million. The nominal value of Existing Notes presented and accepted on the Exchange was approximately USD 18.8 million. The main characteristics of the issue are detailed below:

●
Series XXXIII Notes:


Amount to be Issued: USD 18,797,690.

Interest Rate: 6.99% nominal annual

Issuance and Settlement Date: July 6, 2021

Maturity Date: July 6, 2024

Issuance Price: 100.00% Face Value

Early Bird: The Early Bird will consist of the payment of USD 0.0075 for each USD 1 of existing Notes delivered and accepted in the Exchange under the Par Option. Said payment will be made in pesos at the exchange rate published by Communication “A” 3500 of the Argentine Central Bank on the business day prior to the expiration date of the exchange, which was ARS 95.7667 for each USD 1.

Interest payments: Semiannual starting on January 6, 2022

Principal maturity: The capital of the Series XXXIII Notes will be amortized in 3 annual installments, beginning on the first anniversary of the issue and settlement date, as indicated: 33% of capital, on July 6, 2022, 33% of capital, on July 6, 2023, and 34% of capital, on the Maturity Date.

Payment Address: Payment will be made in New York City, United States, for which purpose the Company will make available US dollars in an account reported by Caja de Valores in said jurisdiction.

July 2021: Cancellation Series XXV

On July 12, 2021, and as a result of the issuance of the Series XXXIII and XXIV, we have made the corresponding payment of the Series XXV, which has been canceled in its entirety.

September 2021: Issuance Series XXXV

On September 13, 2021, Cresud successfully consummated the issuance of Series XXXV Notes for a total amount of USD 41.853.821. The issue price was 100%. The new notes will bear an annual interest rate of 3.5%, payable semi-annually, and will mature on September 13, 2024.

September 2021: Warrants Exercise

Between September 17 and 25, 2021, certain warrants holders have exercised their right to acquire additional shares and a total of 74,370 ordinary shares of the Company were registered, with a face value of ARS 1. As a result of the exercise, USD 42,093.42 were collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 591,642,804 to 591,717,174, and the number of outstanding warrants decreased from 90,000,000 to 89,925,630.

13

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2021

October 2021: General Ordinary Shareholders’ Meeting

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October21, 2021, the following matters, inter alia, were resolved:

●
(i) fully write off the special reserve in the amount of ARS 2,233,223,252 which, adjusted for inflation, amounts to the sum of ARS 2,440,528,006 and use it for the partial absorption of the result for the fiscal year, and, (ii) allocate the remaining loss of the fiscal year for the sum of ARS 5,991,798,962 which, adjusted by inflation, amounts to the sum of ARS 6,548,003,279 to the Non-Allocated Income account.

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2021.

November 2021: Series XXIX Notes Redemption

On November 10, 2021, the Company has resolved to early redeem the Series XXIX Notes maturing on December 9, 2021. The proposed redemption will take place on November 17, 2021, in accordance with the terms and conditions detailed in the Prospectus Supplement for Series XXIX Notes.

EBITDA Reconciliation

In this summary report, we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) result of discontinued operations, (ii) income tax expense, (iii) financial results, net iv) results from participation in associates and joint ventures; and (v) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus net profit from changes in the fair value of investment properties , not realized, excluding barter agreement results.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the three-month period ended September 30 (in ARS million)
	2021	2020
Result for the period	2,838	11,476
Result from discontinued operations	-	9,382
Income tax expense	(2,608)	12,161
Net financial results	(3,010)	3,900
Share of profit of associates and joint ventures	207	(202)
Depreciation and amortization	1,254	1,048
EBITDA (unaudited)	(1,319)	37,765
Gain from fair value of investment properties, not realized - agribusiness	33	(70)
Gain from fair value of investment properties, not realized - Urban Properties Business	6,667	(29,841)
Adjusted EBITDA (unaudited)	5,381	7,854

14

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2021

Brief comment on future prospects for the Fiscal Year

The 2022 campaign is of similar dimensions to the 2020 and 2021 campaigns, with higher commodity prices, rising costs and higher margins per hectare. We will continue to apply the best agricultural practices to minimize climate risk and achieve high yields. Regarding livestock, the 2022 campaign is presented with certain questions regarding international demand and the export position that Argentina could adopt. We will continue concentrating our livestock production in our own farms, mainly in the Northwest of Argentina and consolidating our activity in Brazil, with a focus on improving productivity and operating margins as well as controlling costs.

Furthermore, as part of our business strategy, we will continue to sell the farms that have reached their highest level of appreciation in the region.

In relation to the urban properties and investments business, through IRSA, we are optimistic regarding the process of recovery of the activity of shopping malls, offices and hotels that were affected during the past year by the COVID-19 pandemic. We will continue working in 2022 to occupy the available rental area, streamline the cost structure and consolidate the best real estate portfolio in Argentina. In this direction, the Board of Directors of the subsidiary companies approved during the quarter a corporate reorganization process consisting of a merger by absorption within the framework of the Companies Law No. 19,550 and the Income Tax Law No. 20,628, in which IRSA would absorb IRSA PC, which would be dissolved without being liquidated. The process is pending approval by the Shareholders' Meeting which will be carried out in the coming months.

The Company keeps its commitment to preserve the health and well-being of its clients, employees, tenants and the entire population, constantly reassessing its decisions in accordance with the evolution of events, the regulations that are issued and the guidelines of the competent authorities.

Saúl Zang
First Vice-President

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

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